     As filed with the Securities and Exchange Commission on October 8, 1997
                                                    Registration No. 333-32859
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                AMENDMENT NO. 3
                                   TO FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                         A.C. MOORE ARTS & CRAFTS, INC.
             (Exact name of registrant as specified in its charter)


                 Delaware                                        5999                                       22-3527763
------------------------------------------     -----------------------------------------     --------------------------------------
     (State or other jurisdiction of                 (Primary standard industrial                        (I.R.S. employer
      incorporation or organization)                  classification code number)                       identification no.)

                              500 UNIVERSITY COURT
                               Blackwood, NJ 08012
                                 (609) 228-6700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

              John E. Parker, President and Chief Executive Officer
                         A.C. Moore Arts & Crafts, Inc.
                              500 University Court
                               Blackwood, NJ 08012
                                 (609) 228-6700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------

                                   Copies to:

        Fred Blume, Esquire                  Richard C. Tilghman, Jr., Esquire
       Sol Genauer, Esquire                        Piper & Marbury L.L.P.
   Blank Rome Comisky & McCauley                    Charles Center South
    1200 Four Penn Center Plaza                   36 South Charles Street
 Philadelphia, Pennsylvania 19103                   Baltimore, MD 21201
          (215) 569-5500                               (410) 576-1678

                              --------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                           SUBJECT TO COMPLETION
                                                                 OCTOBER 7, 1997

                                2,700,000 SHARES

                         A.C. Moore Arts & Crafts, Inc.

                                  COMMON STOCK
                                  ------------

         All of the 2,700,000 shares of Common Stock offered hereby are being sold by A.C. Moore Arts & Crafts, Inc. ("A.C. Moore" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Approximately $14.8 million of the net proceeds from this offering will be used to repay subordinated shareholder loans from the Chairman of the Board and President and Chief Executive Officer of the Company. See "Risk Factors -- Benefits of Offering to Existing Shareholders" and "Use of Proceeds." Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ACMR."


                                   ----------
         The Common Stock offered hereby involves a high degree of risk.
                    See "Risk Factors" commencing on page 7.
                                   ----------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                                Price               Underwriting            Proceeds
                                                  to               Discounts and               to
                                                Public              Commissions           Company (1)
-------------------------------------------------------------- --------------------------------------------
Per Share ..............................           $                       $                     $
-------------------------------------------------------------- --------------------------------------------
Total (2)...............................          $                       $                     $
============================================================== ============================================

(1) Before deducting expenses of this offering payable by the Company, estimated at $650,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public,
    Underwriting Discounts and Commissions and Proceeds to Company will be $   ,
    $    and $   , respectively. See "Underwriting."

                                   ----------

         The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or
about         , 1997.


BT ALEX. BROWN                                      JANNEY MONTGOMERY SCOTT INC.




                The date of this Prospectus is           , 1997.

         [Photographs depicting the following scenes are included on page 2 and the inside front cover of the Prospectus.

         Page 2:

                  Exterior of A.C. Moore Store in Moorestown, N.J.

         Inside Front Page 2 Cover:

                  Interior pictures of the following areas:

                  -        Wood products
                  -        Dollhouse
                  -        Kids
                  -        Embossing Stamps
                  -        Memory albums and accessories
                  -        Seasonal
                  -        Floral
                  -        Ribbon Center]









                                   ----------


         The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and unaudited quarterly reports for the first three quarters of each fiscal year.

                                   ----------

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE
PRICE OF THE COMMON STOCK.  SPECIFICALLY, THE UNDERWRITERS MAY
OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND
PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET.  FOR A
DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the terms "Company" and "A.C. Moore" refer collectively to A.C. Moore Arts & Crafts, Inc. and its subsidiary, and all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the reorganization of the Company's corporate structure effected in July 1997.


                                   THE COMPANY

         A.C. Moore is a rapidly growing operator of arts and crafts superstores that offer a vast assortment of traditional and contemporary arts and crafts merchandise for a wide range of customers. The Company's business strategy is to provide the broadest and deepest selection of high quality merchandise at the lowest prices in an inviting, attractive superstore environment with superior customer service. The Company's objective is to become the leading arts and crafts retailer in each of its markets. A.C. Moore opened its first store in 1985 and since then has focused on developing and refining its retail concept. As of June 30, 1997, the Company was operating 21 superstores in the mid-Atlantic and Northeast regions. A.C. Moore plans to open at least 30 superstores through the end of 1999, including eight in 1997, four of which were open as of June 30.


         A.C. Moore has consistently achieved high levels of net sales per total square foot and average net sales per store. In 1996, the Company achieved annual net sales of $320 per square foot and $6.6 million per store. A.C. Moore's prototype superstore ranges in size from 20,000 to 25,000 square feet, with approximately 80% devoted to selling space. A typical store offers approximately 65,000 SKUs (stock keeping units) across 26 merchandise categories during the course of a year, with more than 45,000 SKUs offered at any one time. Merchandise is presented in a distinctive manner designed to maximize shopping convenience and to reinforce themes and colors associated with holidays, seasonal events or specific merchandise categories. Arts and crafts projects are prominently displayed in each department throughout the store to stimulate new project ideas for customers and to enhance the shopping environment.

         According to the Hobby Industry Association's ("HIA"), 1994/95 Size of Craft/Hobby Industry Study the retail market for arts and crafts increased at a compound annual growth rate of 11% from approximately $6.6 billion in 1990 to approximately $11.0 billion in 1995. The HIA 1996 Nationwide Craft/Hobby Consumer Study determined that eight of every ten households surveyed had at least one member who had engaged in a craft activity within the last year. The Company believes demographic changes, particularly an aging baby boom population, an increasing focus on home-based, family activities and the trend toward making (rather than buying) gift items are contributing to the industry's growth. The Company also believes that industry growth is the result of continuing increases in the range and quality of available arts and crafts merchandise.

         The key elements of A.C. Moore's business strategy are as follows:


         Vast Merchandise Selection. The Company's merchandising strategy is to offer the broadest and deepest selection of arts and crafts merchandise so that customers can obtain everything necessary to create and finish any arts and crafts project. The Company's key merchandise categories include silk and dried flowers, floral arrangements and accessories, ribbon, wedding crafts, potpourri, stitchery, yarn, jewelry crafts, kids crafts, art supplies, picture frames, stamps, doll-making, seasonal items and a variety of unfinished wood crafts. The Company believes its merchandise appeals to a wide range of recreational and professional crafters of all ages across diverse economic backgrounds. The Company actively seeks new merchandise by monitoring industry trends, working with domestic and international vendors, attending trade shows and craft fairs and regularly interacting with customers. The Company has designed its merchandise distribution systems to ensure rapid replenishment and the highest levels of in-stock positions. Each superstore receives merchandise daily from vendors or the Company's distribution center, which during peak periods will deliver a minimum of three and up to five times per week to the superstores. See "Business -- Merchandising" and "--Distribution."

         Customer Friendly Superstores. The Company believes that its high level of customer service and its attractive, easy-to-shop superstores are important competitive advantages. To ensure prompt and personalized service, the Company staffs its stores with a high ratio of store personnel to customers, including a store manager, three associate managers and a staff of up to 60 full-time and part-time sales associates. Store personnel, many of whom are arts and crafts enthusiasts, assist customers with merchandise selection and project ideas. All superstores are furnished with a customer service area, a counter for the free arrangement of floral merchandise, eight to ten registers to ensure quick customer checkout and a room in which classes are held up to seven days a week for adults and children on a variety of craft skills. The Company's superstores are typically located in power strip centers with convenient parking and are easily accessible from main arteries. See "Business -- Superstore Format and Operations."

         Price Leadership. The Company seeks to maintain the lowest prices on all merchandise. Buyers and store managers actively monitor competitors' prices to ensure that the Company maintains the lowest prices. The Company's policy to beat any competitor's advertised price by 10% is clearly displayed in all superstores. In addition, on a weekly basis, the Company advertises select items at 20% to 40% off their everyday low prices. The Company believes that its strategy of price leadership enhances customer loyalty and provides superior value. See "Business -- Business Strategy" and "-- Advertising and Promotion."


         Entrepreneurial Culture. Since inception, the Company has strived to foster an ownership culture and merchandising creativity at all levels of the organization. This culture allows A.C. Moore to have numerous merchandising initiatives, which, if proven successful, can be implemented very quickly throughout the Company. For example, each store manager is empowered to purchase merchandise to meet the unique needs of the local customer base. Store managers and associate managers earn incentive bonuses based upon annual increases in store profitability, and in 1996, average compensation for store managers exceeded $100,000. The Company believes its focus on empowering and rewarding its employees helps in recruiting, hiring and retaining talented personnel.

         Investment in Management and Infrastructure. To prepare for rapid expansion and to complement the existing management team, over the past 18 months, the Company recruited three senior managers with an average of 30 years retail experience in the areas of operations, merchandising and finance. The Company also made key additions in other areas such as buying, information systems, human resources and real estate. In May 1996, the Company relocated to a 130,000 square foot distribution center and office complex which can be expanded to double its current size. The Company also completed installation of an Electronic Data Interchange ("EDI") system to allow for automated reordering of merchandise from most domestic vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

         The Company has developed a rapid expansion plan to become the leading arts and crafts retailer in each of its markets and plans to open at least 30 superstores through the end of 1999. The Company is targeting its expansion in both existing and new markets within an approximate 400-mile radius of the Company's southern New Jersey distribution center. This area contains more than 25% of the United States' population. See "Business -- Growth Strategy."

         The Company became a holding company in July 1997 by incorporating in Pennsylvania and exchanging 4,300,000 shares of Common Stock for all of the capital stock of its operating subsidiary which was organized in Delaware in 1984. From its inception, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986 (the "Code") and, accordingly, the net income of the Company, for federal and certain state income tax purposes, was taxable directly to the Company's shareholders during that time rather than to the Company. The Company will terminate its status as a S Corporation upon completion of this offering. See "Risk Factors -- Dividend Policy; Prior S Corporation Status" and "Dividend Policy and Prior S Corporation Status."

         The Company's executive offices are located at 500 University Court, Blackwood, New Jersey 08012, and its telephone number is (609) 228-6700.





                                  The Offering

Common Stock offered by the Company............................          2,700,000 shares
Common Stock to be outstanding after the offering..............          7,000,000 shares (1)
Use of proceeds................................................          To repay debt, to finance new store
                                                                         openings and for working capital.
                                                                         See "Use of Proceeds."
Proposed Nasdaq National Market symbol.........................          "ACMR"

----------------------------
(1) Excludes (i) 444,500 shares issuable upon exercise of outstanding options under the Company's 1997 Employee, Director and Consultant Stock Option Plan (the "1997 Plan"), with an exercise price of $9.00 per share, (ii) 64,500 shares issuable upon exercise of an option granted in 1995 to an outside director, with an exercise price of $4.66 per share (the "Director's Option") and (iii) 555,500 shares reserved for future option grants under the 1997 Plan. The options granted to date under the 1997 Plan vest one-third in 1998, one-third in 1999 and one-third in 2000.
    See "Management -- Stock Option Plan" and "-- Director Compensation."



                      Summary Financial and Operating Data
               (In thousands, except per share and operating data)


                                                            Year Ended December 31,                    Six Months Ended June 30,
                                            ----------------------------------------------------------- ----------------------------
                                               1992        1993        1994        1995        1996          1996          1997
                                            ----------- ----------  ----------  ---------- ------------ -------------- -------------
Statement of Income Data:
   Net sales.............................    $ 41,887   $ 62,503    $ 86,376    $100,106    $109,319       $44,979       $53,657
   Gross margin..........................      15,484     21,929      31,686      36,762      40,124        16,241        19,696
   Store contribution (1)................       6,051      6,659       9,256      11,074      12,648         3,350         4,511
   Income (loss) from operations (2).....        (193)        64       5,209       7,248       6,943           468           433
   Net income (loss) (2).................        (535)      (225)      4,580       6,409       6,306           190           146
Pro Forma and Supplemental
   Income Data:
   Pro forma net income (3)..............       1,694      2,228       2,695       3,840       3,817           124            92
   Pro forma net income per share (3)....                                                   $   0.84                     $  0.02
   Pro forma weighted average
     shares outstanding (3)..............                                                      4,533                       4,533
   Supplemental pro forma net income
     per share (4).......................                                                   $   0.68                     $  0.04
   Supplemental pro forma weighted
     average shares outstanding (4)......                                                      6,187                       6,485
Operating Data:
   Net sales per total square foot (5)...    $    316   $    332    $    302    $    303    $    320       $   132       $   139
   Average net sales per store
          (in thousands) (5) ............    $  5,831   $  6,641    $  6,161    $  6,245    $  6,586       $ 2,720       $ 2,860
   Number of stores, end of period (6)              8         12          16          16          17            17            21
   Comparable store sales increase (7)...        14.3%      13.8%        1.8%        8.1%        5.5%          1.3%          7.3%




                                                                                                       June 30, 1997
                                                                                         -----------------------------------------
                                                                                                           Pro       Pro Forma as
                                                                                            Actual       Forma(8)     Adjusted(8)
                                                                                         ------------ -------------- -------------

Balance Sheet Data:
   Working capital......................................................................     $ 15,784    $    15,734      $ 27,202
   Total assets.........................................................................       38,971         38,971        43,657
   Long-term debt, excluding current portion............................................        5,725          5,725            --
   Shareholder loans - subordinated (9).................................................       14,800         14,800            --
   Shareholders' equity.................................................................          909            200        32,193


--------------------------


(1) Represents gross margin less store operating expenses. There can be assurance that the Company's calculation of store contribution is comparable to similarly titled items reported by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(2) For the years ended December 31, 1992 and December 31, 1993 the Company distributed earnings to its shareholders as compensation in the amounts of $3,434,000 and $4,000,000, respectively, which was charged to income. A portion of these distributions, which amounts were in addition to salaries paid to shareholders as officers of the Company, were used to pay taxes on S Corporation earnings and the balance was loaned to the Company for working capital purposes. In subsequent years shareholder distributions were charged directly to retained earnings. See Note 9 below.

(3) For each of the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The Company will terminate its status as an S Corporation upon completion of this offering. The pro forma information has been computed as if the Company was subject to federal and all applicable state corporate income taxes for each of the periods presented, assuming the tax rate that would have applied had the Company been taxed as a C Corporation. Amounts for 1992 and 1993 were adjusted to treat shareholder distributions consistent with the 1994 to 1996 periods. See Note 2 above, "Dividend Policy and Prior S Corporation Status" and Note 3 of Notes to the Financial Statements.

(4) The supplemental pro forma net income per share is based on pro forma net income per share, increased to give effect to the reduction in interest costs of $198,000 for the six months ended June 30, 1997 and $420,000 for the year ended December 31, 1996 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the offering were used to repay certain indebtedness of the Company.

(5) Includes only stores open during the entire period, except that the year ended December 31, 1992 includes a store which closed as a result of a mall fire on December 22, 1992 and reopened in a new location in June 1993 (the "Relocated Store").

(6)  The number of stores open at December 31, 1992 includes the Relocated
     Store.

(7) Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.

(8) Pro forma to give effect to an S Corporation distribution of approximately $25,000 from 1997 earnings to each of Mr. Kaplan, a shareholder and director of the Company, and Mr. Parker, a shareholder, a director, and the President and Chief Executive Officer of the Company, recognition of a $659,000 deferred tax liability associated with the Company's conversion from an S Corporation to a C Corporation; and as adjusted to reflect the sale by the Company of the shares of Common Stock offered hereby at an assumed initial offering price of $13.00 per share and application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Dividend Policy and Prior S Corporation Status."

(9) The shareholder loans are non-interest bearing and subordinated to the Company's bank debt. The loans were made periodically by the shareholders contemporaneously with distributions of certain earnings and were used to provide working capital to the Company. The shareholder loans will be repaid in full with a portion of the net proceeds of this offering. See "Use of Proceeds."

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in shares of the Common Stock offered by this Prospectus.

         Risks Associated With Rapid Expansion. The Company's strategy to increase its net sales and earnings will depend in large part on its ability to open new superstores and to operate them on a profitable basis. The Company opened four superstores in the first six months of 1997 and currently anticipates opening four additional superstores in 1997, ten superstores in 1998 and 12 superstores in 1999, in both existing and new geographic markets. The opening of additional superstores in an existing market could result in lower net sales from the Company's existing superstores in that market. Opening superstores in new geographic markets may present competitive and merchandising challenges that are different from those currently faced by the Company in its existing geographic markets. The Company may incur higher costs related to advertising and distribution in connection with entering new markets. If the Company opens superstores that do not perform to the Company's expectations or if superstore openings are delayed, the Company's results of operations and financial condition could be materially adversely affected. The success of the Company's planned expansion will be dependent upon many factors, including the identification of suitable markets, the availability and leasing of suitable sites on acceptable terms, the availability of acceptable financing, the ability to expand the Company's distribution facility in a timely manner, the hiring, training and retention of qualified management and other store personnel and general economic conditions. The Company's rapid expansion will place significant demands on the Company's management, resources, operations and existing information systems, and the Company must ensure the continuing adequacy of its financial controls, operating procedures and information systems. Also, the Company's continued growth will depend on its ability to increase sales in its existing superstores. There can be no assurance that the Company will be successful in any of these areas, and, as a result, there can be no assurance that the Company will achieve its planned expansion or that new superstores will be effectively integrated into the Company's existing operations or will be profitable. See "Business -- Growth Strategy."

         Dependence on Key Personnel; New Management Team. The success of the Company and its growth strategy is dependent upon the active involvement of senior management personnel, particularly John E. ("Jack") Parker, its President and Chief Executive Officer. The loss of the services of Mr. Parker or other members of senior management could have a materially adverse effect on the Company. The Company has not entered into employment agreements with any members of its senior management team nor does it maintain any key man life insurance on them. Three of the members of senior management have joined the Company during the past 18 months. Accordingly, there can be no assurance that senior management will function together effectively as a management team. The failure to function effectively as a team could have a materially adverse effect on the ability of the Company to implement its growth strategy as well as on its results of operations and financial condition. The Company's success in the future will also be dependent upon its ability to attract and retain other qualified personnel, including store managers. See "Management."

         Small Store Base. As of June 30, 1997 the Company operated a chain of only 21 superstores, four of which were opened in the first half of 1997. The Company has historically had strong comparable store sales; however, there can be no assurance that the level of comparable store sales can be maintained as the superstores mature and the number of comparable stores increase. The results achieved to date by the Company's relatively small store base may not be indicative of the results of the larger number of superstores which the Company intends to operate in existing or new markets. Because the Company's current and planned superstores are located in the mid-Atlantic and Northeast regions, the effect on the Company of adverse events in these regions (such as weather or unfavorable regional economic conditions) may be greater than if the Company's superstores were more geographically dispersed. Furthermore, due to the Company's relatively small store base, one or more unsuccessful new superstores, or a decline in sales at an existing superstore, will have a more significant effect on the Company's results of operations than would be the case if the Company had a larger store base.

         Quarterly Fluctuations. The Company's business is affected by the seasonality pattern common to most retailers. Due to the importance of the fall selling season, which includes Halloween, Thanksgiving and Christmas, the fourth calendar quarter has historically contributed, and is expected to continue to contribute, a substantial majority of the Company's operating income for the entire year. As a result, any factors negatively affecting the Company during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a materially adverse effect on the Company's results of operations for the entire year. The Company's quarterly results of operations also may fluctuate based upon such factors as the timing of certain holiday seasons, the number and timing of new superstore openings, the amount of superstore pre-opening expenses, the amount of net sales contributed by new and existing superstores, the mix of products sold, the timing and level of markdowns, competitive factors, weather and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

         Competition. The arts and crafts retailing business is highly competitive. The Company currently competes against a diverse group of retailers, including several national and regional chains of arts and crafts retailers, a substantial number of local merchants that specialize in one or more aspects of arts and crafts and various mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts and crafts items. These mass merchandisers and some of the national chains have substantially greater financial resources and operate more stores than the Company. See "Business -- Competition."

         Risks Associated With Merchandising. The Company's success depends, in large part, on its ability to anticipate and respond, in a timely manner, to changing merchandise trends and consumer demands. Accordingly, any delay or failure by the Company in identifying and responding to changing merchandise trends could adversely affect consumer acceptance of the merchandise in the Company's superstores. In addition, the Company makes decisions regarding merchandise well in advance of each of the seasons in which such merchandise will be sold. Significant deviations from projected demand for products would have a materially adverse effect on the Company's results of operations and financial condition, either from lost sales due to insufficient inventory or lower margins due to the need to mark down excess inventory. See "Business -- Merchandising."


         Risks Associated with Product Sourcing. Although the Company purchases its merchandise from more than 500 vendors world-wide, the largest 16 suppliers accounted for approximately 44% of the dollar volume of the Company's purchases in 1996 and the largest supplier, SBAR'S Inc. ("SBAR'S"), accounted for approximately 20% of the dollar volume of the Company's purchases in 1996. The Company's future success is dependent upon its ability to maintain good relationships with SBAR'S and its other principal suppliers. The Company does not have any purchase agreements or exclusive arrangements with any vendors, and ordering of merchandise typically occurs through the issuance of individual purchase orders. The failure to maintain such relationships could have a materially adverse effect on the Company's results of operations, financial condition and planned store expansion. In addition, the Company in recent years has placed increased emphasis on obtaining floral and seasonal items from overseas vendors, with approximately 8% of all merchandise being purchased from overseas vendors in 1996. A change in the competitiveness of a particular country's exports, whether due to a change in trade regulations, currency fluctuations or other reasons is likely to increase the cost of items purchased by the Company overseas or make such items unavailable with a possible resulting materially adverse effect on the Company's results of operations and financial condition. In addition, since many arts and crafts customers will forgo any purchase unless they can obtain all the items necessary to complete a project, it is important that the Company maintain a high in-stock position of merchandise. As a result, any interruption in the supply of merchandise may preclude the Company from maintaining a sufficient in-stock position in all superstores, with a resulting decline in sales. See "Business -- Purchasing."

         Inventory Risk. The Company depends upon in-store department managers to reorder merchandise. The failure of the Company's staff to accurately respond to inventory requirements could adversely affect consumer acceptance of the merchandise in the Company's stores and thereby negatively impact sales which could have a materially adverse effect on the Company's results of operations and financial condition. In addition, as do most other retailers, the Company conducts a physical inventory once a year, and quarterly results are based on an estimated gross margin and accrual for estimated inventory shrinkage. Therefore, fourth quarter and full year results may be subject to adjustment based on actual gross margin and inventory quantities.

         Future Capital Needs. The Company currently intends to finance the opening of new superstores with a portion of the proceeds from this offering, cash flow from operations and borrowings. The Company plans to open eight superstores in 1997, including the four opened through June 30, ten superstores in 1998 and 12 superstores in 1999. The Company expects that the average cash investment, including pre-opening expenses, required to open a superstore will be approximately $1,230,000. There can be no assurance that the actual cost of opening a superstore will not be significantly greater than that expected by the Company. The Company may be required to seek additional debt and/or equity financing in order to fund its continued expansion. There can be no assurance that such additional financing will be available on terms acceptable to the Company, if at all. In addition, the Company's ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Control by Existing Shareholders. Upon completion of the offering, the Company's current shareholders will own 61.4% of the Company's outstanding Common Stock. As a result, those shareholders, if acting together, will have the ability to elect all of the Company's directors and determine the outcome of all corporate actions requiring shareholder approval, irrespective of the vote of other shareholders of the Company. See "Principal Shareholders."

         Dividend Policy; Prior S Corporation Status. Until immediately prior to the completion of this offering, the Company will be treated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company has made and, prior to completion of this offering will continue to make, periodic distributions to its shareholders from the Company's earnings. Following consummation of this offering, the Company does not anticipate paying any cash dividends for the foreseeable future. The Company's loan agreement with KeyBank National Association ("KeyBank") prohibits the payment of cash dividends by the Company without KeyBank's consent. Immediately prior to the completion of this offering, the Company will convert from S Corporation to C Corporation status. In connection with this conversion, the Company will effect a distribution of approximately $50,000 to the Company's shareholders (the "S Corporation Distribution"). In addition, the Company will record a one-time, non-cash charge against earnings in the third quarter of 1997, resulting from a deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status, which would have been approximately $659,000 had the Company recorded this liability on June 30, 1997 (the "Deferred Tax Liability").
See "Dividend Policy and Prior S Corporation Status."


         Benefits of Offering to Existing Shareholders. William Kaplan, a shareholder and director of the Company, and Jack Parker, a shareholder, director and President and Chief Executive Officer of the Company, will each receive approximately $7.4 million of the net proceeds of this offering as repayment of loans advanced to the Company. Funds paid to these existing shareholders of the Company will not be available for use by the Company. See "Use of Proceeds" and "Certain Transactions."


         Effect of Certain Charter And Bylaw Provisions; Anti-takeover Matters. The Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 5,000,000 shares of Preferred Stock without shareholder approval. The Articles also provide for the staggered election of directors to serve for one-, two- and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 80% of the shares of Common Stock represented at a shareholders' meeting. The Bylaws may not be amended by shareholders except by a similar 80% vote. In addition, the Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation law. See "Description of Capital Stock."

         Shares Eligible For Future Sale. The Company and all of its existing shareholders have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of BT Alex. Brown Incorporated. Following this offering, the Company will have outstanding 7,000,000 shares of Common Stock. Of such shares, the 2,700,000 shares offered hereby will be freely tradable by persons who are not affiliates of the Company and all of the remaining shares will be subject to the 180-day lock-up agreements with the Underwriters. These remaining shares will have been outstanding for more than one year following the expiration of the Lock-Up Period and, therefore, will be saleable in the public market pursuant to the volume and other limitations of Rule 144 under the Securities Act of 1933, as amended. Sales of substantial amounts of Common Stock in the public market following the offering, or the perception that such sales could occur, could have a materially adverse effect on the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

         No Prior Public Trading Market; Volatility. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. See "Underwriting." The initial public offering price may not necessarily be indicative of the market price of the Common Stock after the offering, which may be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for retail industry stocks in general could have a significantly negative effect on the future market price of the Common Stock.


         Dilution. Investors participating in this offering will incur immediate and substantial dilution in the amount of $8.40 per share. To the extent that currently outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered hereby are estimated to be $32.0 million ($36.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share, after deduction of underwriting discounts and commissions and estimated expenses payable by the Company. The Company will use (i) approximately $12.5 million to repay outstanding indebtedness under the Loan Agreement, dated January 23, 1997, between the Company and KeyBank (the "Loan Agreement"), (ii) approximately $14.8 million to repay the outstanding balance of subordinated shareholder loans (approximately $7.4 million to each of Messrs. Kaplan and Parker) and (iii) approximately $50,000 to pay the S Corporation Distribution. The $4.7 million of remaining net proceeds will be used to finance new superstore openings and for working capital. Pending such use by the Company, the net proceeds of this offering will be invested in short-term investment-grade, interest-bearing instruments.

         The funds advanced to the Company under the Loan Agreement were advanced under two facilities, a term loan facility and a line of credit facility. At June 30, 1997, the Company's outstanding indebtedness under the term loan facility, which matures on July 1, 2001, and the line of credit facility, which matures on December 31, 1998, was $7,582,000 and $4,875,000, respectively. Each facility permits the Company to select an interest rate based on either the bank's base or LIBOR rate of interest (as such terms are defined in the Loan Agreement). The interest rate on the indebtedness outstanding under the term loan facility and line of credit facility was 7.3% per annum as of June 30, 1997. The Company used the funds advanced to it under the Loan Agreement for superstore expansion and working capital.

         Historically, the Company borrowed funds from its shareholders periodically for working capital purposes, subject to the terms of a subordination agreement among the shareholders and KeyBank. The loans from the Company's shareholders are payable on demand and are non-interest bearing. The shareholders have agreed not to demand payment of the loans on or before June 30, 1998, except upon the date of the Company's completion of an initial public offering or consummation of a refinancing on a long-term basis.

                 DIVIDEND POLICY AND PRIOR S CORPORATION STATUS

         From its inception in 1985 until immediately prior to completion of this offering, the Company was subject to taxation under Subchapter S of the Code. As a result, the net income of the Company, for federal and certain state income tax purposes, was taxable directly to the Company's shareholders during that time rather than to the Company. To provide funds for tax obligations payable by its shareholders on account of the Company's taxable income in 1995 and 1996 and as distributions of earnings, the Company made aggregate distributions to its shareholders of $6.6 million and $6.7 million during 1996 and the first half of 1997, respectively. The funds distributed to shareholders, reduced by the amounts used to pay tax obligations on account of the Company's taxable income, were loaned to the Company contemporaneously with their distribution to provide working capital to the Company. In connection with its conversion from S Corporation to C Corporation status, the Company will effect the S Corporation Distribution of approximately $50,000 to the Company's shareholders. The S Corporation Distribution represents the shareholders' proportionate interest in the Company's earnings which have not been distributed to the shareholders prior to the conversion date.

         Following this offering, the Company does not anticipate paying any cash dividends as it intends to retain its earnings to finance the expansion of its business. Future dividends, if any, will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. Furthermore, the Loan Agreement prohibits the payment of cash dividends by the Company without the bank's consent.

                                 CAPITALIZATION

         The following table sets forth the short-term debt and capitalization of the Company at June 30, 1997 (i) on an actual basis, (ii) pro forma to give effect to the S Corporation Distribution and Deferred Tax Liability and (iii) pro forma as adjusted to further give effect to the sale of 2,700,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $13.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses, and application of the net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds," "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."




                                                                                     June 30, 1997
                                                                    -----------------------------------------------
                                                                                          Pro          Pro Forma
                                                                        Actual           Forma        as Adjusted
                                                                     ------------    -------------   --------------
                                                                                     (In thousands)
Borrowings under line of credit.....................................   $    4,875       $    4,875     $         --
Current portion of long-term debt...................................        1,857            1,857               --
                                                                     ------------    -------------   --------------
     Total short-term debt..........................................   $    6,732       $    6,732     $         --
                                                                     ============    =============   ==============
Long-term debt, less current portion................................   $    5,725       $    5,725     $         --
Loans from shareholders-subordinated................................       14,800           14,800               --
Other long-term liabilities.........................................        1,064            1,723            1,723
                                                                     ------------    -------------   --------------
     Total long-term liabilities....................................       21,589           22,248            1,723

Shareholders' Equity:
   Preferred Stock, no par value, 5,000,000 shares
      authorized; no shares issued and outstanding actual,
      pro forma and pro forma as adjusted...........................           --               --               --
   Common Stock, no par value, 20,000,000 shares authorized;
      4,300,000 shares issued and outstanding, actual and pro forma;
      7,000,000 shares issued and outstanding, pro
      forma as adjusted(1)..........................................          200              200           32,193
   Retained earnings................................................          709               --               --
                                                                     ------------    -------------   --------------
      Total shareholders' equity....................................          909              200           32,193
                                                                     ------------    -------------   --------------
                  Total capitalization..............................    $  22,498        $  22,448        $  33,916
                                                                     ============    =============   ==============


---------------------------
(1) Excludes (i) 444,500 shares issuable upon exercise of outstanding options under the 1997 Plan, with an exercise price of $9.00 per share, (ii) 64,500 shares issuable upon exercise of the Director's Option, and (iii) 555,550 shares reserved for future option grants under the 1997 Plan. The options granted to date under the 1997 Plan vest one-third in 1998, one-third in 1999 and one-third in 2000. See "Management - Stock Option Plan" and " -- Director Compensation."

                                    DILUTION

         The pro forma net tangible book value of the Company's Common Stock at June 30, 1997 was $200,000, or approximately $0.05 per share, after giving effect to the S Corporation Distribution and the Deferred Tax Liability. Pro forma net tangible book value per share is determined by dividing the pro forma tangible book value of the Common Stock (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock immediately prior to this offering. After giving effect to the sale of the shares of Common Stock in this offering, at an assumed offering price of $13.00 per share, and deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $32,193,000 or $4.60 per share. This represents an immediate increase in pro forma net tangible book value of $4.55 per share to existing shareholders and an immediate dilution to new investors of $8.40 per share. The following table illustrates the per share dilution:


Assumed initial public offering price.............................................                         $ 13.00
     Pro forma net tangible book value per share before offering .................      $       0.05
     Increase per share attributable to new investors ............................              4.55
                                                                                        ------------
Pro forma net tangible book value per share after the offering ...................                            4.60
                                                                                                           -------
Dilution per share to new investors ..............................................                         $  8.40
                                                                                                           =======


     On a pro forma basis, the following table summarizes as of June 30, 1997, differences between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share before deducting underwriting discounts and commissions and estimated offering expenses:




                                          Shares Owned               Total Consideration
                                   --------------------------   ------------------------------     Average Price
                                      Number        Percent         Amount          Percent          Per Share
                                   ------------   -----------   ---------------   ------------   ------------------
Existing shareholders .............   4,300,000         61.4%         $200,000        0.6%           $  0.05
New investors .....................   2,700,000         38.6        35,100,000       99.4            $ 13.00
                                   ------------   ----------    --------------   --------
     Total ........................   7,000,000        100.0%      $35,100,000      100.0%
                                   ============   ==========    ==============   ========


     The computations in the tables set forth above exclude shares issuable upon exercise of options granted pursuant to the 1997 Plan and the Director's Option. See "Management - Stock Option Plan" and "-- Director Compensation."

                      SELECTED FINANCIAL AND OPERATING DATA
               (In thousands, except per share and operating data)

     Set forth below is selected financial and operating data for, and as of the end of, each of the five years ended December 31, 1996, and for the six month periods ended June 30, 1996 and 1997. The selected statement of income and balance sheet data for each of the four years ended December 31, 1996 have been derived from financial statements of the Company, which have been audited by Price Waterhouse LLP. The financial statements as of December 31, 1995 and December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus. The financial data for the year ended December 31, 1992, and for the six months ended June 30, 1996 and June 30, 1997, are derived from unaudited financial statements of the Company and reflect all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                                                              Six Months Ended
                                                                   Year Ended December 31,                         June 30,
                                                  ----------------------------------------------------     ---------------------
                                                    1992       1993         1994      1995       1996        1996          1997
                                                  ---------  --------     --------  ---------  ---------   --------     --------
Statement of Income Data:
   Net sales..................................... $ 41,887  $ 62,503    $ 86,376   $ 100,106   $109,319    $ 44,979    $ 53,657
   Cost of sales.................................   26,403    40,574      54,690      63,344     69,195      28,738      33,961
                                                  --------  --------    --------   ---------   --------    --------    --------
     Gross margin................................   15,484    21,929      31,686      36,762     40,124      16,241      19,696
   Operating expenses:
     Store operating.............................    9,433    15,270      22,430      25,688     27,476      12,891      15,185
     General and administrative..................    2,196     2,338       3,472       3,826      5,565       2,742       3,369
     Pre-opening expense.........................      525       664         575          --        140         140         709
     Shareholder distribution (1)................    3,434     4,000          --          --         --          --          --
     Casualty (gain) loss........................       89      (407)         --          --         --          --          --
                                                  --------  --------    --------   ---------   --------    --------    --------
   Income (loss) from operations............... ..    (193)       64       5,209       7,248      6,943         468         433
     Interest expense, net.......................      342       289         592         760        557         261         280
                                                  --------  --------    --------   ---------   --------    --------    --------
   Income (loss) before income taxes.............     (535)     (225)      4,617       6,488      6,386         207         153
     State income tax expense ...................       --        --          37          79         80          17           7
                                                  --------  --------    --------   ---------   --------    --------    --------
   Net income (loss) ............................ $   (535) $   (225)   $  4,580   $   6,409   $  6,306    $    190         146
                                                  ========  ========    ========   =========   ========    ========    ========
Pro Forma and Supplemental Income Data:
   Income before income taxes (2)................ $  2,901  $  3,775    $  4,617   $   6,488   $  6,386    $    207    $    153
     Pro forma income tax provision (2)..........    1,207     1,547       1,922       2,648      2,569          83          61
                                                  --------  --------    --------   ---------   --------    --------    --------
   Pro forma net income (2)...................... $  1,694  $  2,228    $  2,695   $   3,840   $  3,817    $    124    $     92
                                                  ========  ========    ========   =========   ========    =========   ========
   Pro forma net income per share (2)............                                              $   0.84                $   0.02
                                                                                               ========                ========
   Pro forma weighted average shares outstanding (2)                                              4,533                   4,533
   Supplemental pro forma net income per share(3)                                              $   0.68                $   0.04
                                                                                               ========                ========
   Supplemental pro forma weighted average shares
         outstanding(3)..........................                                                 6,187                   6,485
Operating Data:
   Net sales per square foot (4)................. $    316  $    332    $    302   $     303   $    320    $    132    $    139
   Average net sales per store (in thousands) (4) $  5,831  $  6,641    $  6,161   $   6,245   $  6,586    $  2,720       2,860
   Number of stores, end of period (5)...........        8        12          16          16         17          17          21
   Total square feet, end of period..............  160,202   244,820     329,740     329,740    350,884     350,884     434,666
   Comparable store sales increase(6) ...........     14.3%     13.8%        1.8%        8.1%       5.5%        1.3%        7.3%
   Store contribution (in thousands) (7)......... $  6,051  $  6,659    $  9,256   $  11,074   $ 12,648    $  3,350    $  4,511
Balance Sheet Data (at period end):
   Working capital............................... $  6,575  $  9,521    $ 16,937   $  20,224   $ 20,597    $ 16,250    $ 15,784
   Total assets..................................   13,295    22,680      30,720      34,571     37,799      29,850      38,971
   Long-term debt, excluding current portion.....    3,655     5,663       9,286       8,510      6,653       7,581       5,725
   Shareholder loans - subordinated (8)..........    5,132     7,595       7,595       7,595     11,095      11,095      14,800
   Shareholders' equity (deficit)................     (415)     (641)      3,915       7,756      7,492       1,505         909


                                                        (footnotes on next page)

----------------------------------------
(1) For the years ended December 31, 1992 and December 31, 1993 the Company distributed earnings to its shareholders as compensation in the amounts of $3,434,000 and $4,000,000, respectively, which was charged to income. A portion of these distributions, which amounts were in addition to salaries paid to shareholders as officers of the Company, were used to pay taxes on S Corporation earnings and the balance was loaned to the Company for working capital purposes. In subsequent years shareholder distributions were charged directly to retained earnings.

(2) For each of the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The Company will terminate its status as an S Corporation upon completion of this offering. The pro forma information has been computed as if the Company was subject to federal and all applicable state corporate income taxes for each of the periods presented, assuming the tax rate that would have applied had the Company been taxed as a C Corporation. Amounts for 1992 and 1993 were adjusted to treat shareholder distributions consistent with the 1994 to 1996 periods. See Note 1 above, "Dividend Policy and Prior S Corporation Status" and Note 3 of Notes to the Financial Statements.

(3) The supplemental pro forma net income per share is based on pro forma net income per share, increased to give effect to the reduction in interest costs of $198,000 for the six months ended June 30, 1997 and $420,000 for the year ended December 31, 1996 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the offering were used to repay certain indebtedness of the Company.

(4) Includes only stores open during the entire period, except that the year ended December 31, 1992 includes the Relocated Store.

(5)  The number of stores open at December 31, 1992 includes the Relocated
     Store.

(6) Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.


(7) Represents gross margin less store operating expenses. There can be no assurance that the Company's calculation of store contribution is comparable to similarly titled items reported by other companies. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."


(8) The shareholder loans are non-interest bearing and subordinated to the Company's bank debt. The loans were made periodically by the shareholders contemporaneously with certain distributions of earnings and were used to provide working capital to the Company. The shareholder loans will be repaid in full with a portion of the net proceeds of this offering. See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis contains certain forward-looking statements. Actual results could differ materially from those referred to in the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Prospectus.

Overview

         A.C. Moore is a rapidly growing operator of arts and crafts superstores that offer a vast assortment of traditional and contemporary arts and crafts merchandise for a wide range of customers. The Company was founded in 1984 by William Kaplan, its Chairman, and Jack Parker, its President and Chief Executive Officer. Mr. Parker had been the President and Chief Executive Officer of the U.S. General Merchandise Group of F.W. Woolworth Company where he was responsible for more than 1,000 store locations. The Company was founded by Messrs. Kaplan and Parker primarily because of the broad customer base to which arts and crafts activities are appealing and the fragmented nature of the category. By December 31, 1992, the Company had developed and refined its superstore concept and was operating eight superstores with aggregate 1992 net sales of $41.9 million.


         Beginning in 1993, the Company implemented a two-year plan to rapidly expand its superstore base. The Company doubled its store base to 16 as of December 31, 1994, opening eight superstores in the 16-month period ended October 1994. The Company maintained its high level of sales productivity in 1994, averaging net sales per total square foot and annual net sales per store in excess of $300 and $6 million, respectively. The eight new superstores which were opened in 1993 and 1994 averaged 21,200 total square feet, with an average initial store investment of $1,153,000, comprised of pre-opening expenses, leasehold improvements, fixtures and inventory, net of accounts payable. In their second full year of operation, these superstores achieved an average store-level EBITDA (store contribution plus depreciation and amoritization) of $546,000, representing an average return on invested capital of approximately 47%. The Company measures each store's performance using store contribution, defined as gross margin, less store operating expenses, exclusive of store pre-opening expenses. Pre-opening costs are excluded since they are considered to be part of the investment in a new superstore and do not have a bearing on future store contribution. Management utilizes the measurement of store contribution to analyze results of operating strategies and tactics, evaluate the performance of store managers and determine their compensation and evaluate operating trends of the stores individually and collectively. All stores opened by the Company have produced positive store contribution within 12 months of opening. There can be no assurance that the Company's calculation of store contribution is comparable to similiarly-titled items reported by other companies.

         In 1995, the Company implemented a plan to build its infrastructure to position the Company for rapid future growth. By the end of 1996, the Company had recruited three experienced senior retail executives in the areas of operations, merchandising and finance, made key additions in other areas such as buying, information systems, human resources and real estate, leased a new 130,000 square foot distribution center and office complex, developed its EDI system to electronically link the Company with most vendors and developed a real estate program to accommodate the Company's expansion plan. In 1996, the Company opened one new superstore, had a 5.5% increase in comparable store sales compared to 1995 and an increase of $1.6 million in store contribution, but as a result of $1.2 million in expenses incurred to implement its infrastructure plan, experienced a decrease in income from operations of $305,000. Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.

         The Company plans to open at least 30 new superstores by the end of 1999, including eight in 1997, ten in 1998 and 12 in 1999. Through June 30, 1997, the Company had opened four of these superstores and had signed leases for four superstores expected to open in 1997. The four new superstores opened through June 30, 1997 averaged 20,900 total square feet, with an average store investment of $1,185,000, comprised of approximately $177,000 in pre-opening expenses, approximately $303,000 in leasehold improvements and fixtures and approximately $705,000 in inventory, net of accounts payable. The Company expects that its existing distribution center will support its expansion through the end of 1998. The distribution center and office complex can be expanded by 120,000 square feet for both warehouse and office needs.

         Since its founding, the Company has been financed primarily through bank financing and the reinvestment, as subordinated loans, of earnings distributed by the Company to its shareholders. The Company has been subject to taxation as an S Corporation. As a result, the net income of the Company, for federal and certain state income tax purposes, was taxed directly to the Company's shareholders rather than to the Company. Accordingly, the Company has calculated the pro forma income tax provision, pro forma net income and pro forma net income per share for each period presented herein as if the Company were a C Corporation subject to federal and all applicable state income taxes, assuming the tax rates that would have applied had the Company been taxed as a C Corporation. The Company will record a one time, non-cash charge against earnings in the fourth quarter of 1997, resulting from a deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status, which would have been approximately $659,000 had the Company recorded this liability on June 30, 1997.

Results of Operations

         The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

                                                                                                               Six Months
                                                                    Year Ended December 31,                  Ended June 30,
                                                               ----------------------------------------    -------------------------
                                                                 1994          1995            1996          1996          1997
                                                               --------    -----------     ----------    ----------    -----------
Net sales...............................................        100.0%         100.0%         100.0%        100.0%         100.0%
Cost of sales...........................................         63.3           63.3           63.3          63.9           63.3
                                                              -------      ---------       --------      --------       --------
   Gross margin.........................................         36.7           36.7           36.7          36.1           36.7
Operating expenses:
   Store operating......................................         26.0           25.7           25.1          28.7           28.3
   General and administrative...........................          4.0            3.8            5.1           6.1            6.3
   Pre-opening expense..................................          0.7            0.0            0.1           0.3            1.3
                                                             --------      ---------       --------      --------       --------
Income from operations..................................          6.0            7.2            6.4           1.0            0.8
   Interest expense, net................................          0.7            0.7            0.5           0.6            0.5
                                                             --------      ---------       --------      --------       --------
Income before income taxes..............................          5.3            6.5            5.9           0.4            0.3
   State income tax expense.............................          --             0.1            0.1           --            --
                                                            ---------      ---------       --------      --------       --------
Net income..............................................          5.3%           6.4%           5.8%          0.4%           0.3%
                                                                 ====           ====          =====         =====          =====
   Pro forma income tax provision ......................          2.1            2.6            2.3           0.1            0.1
                                                                 ----          -----          -----         -----          -----
Pro forma net income ...................................          3.2%           3.8%           3.5%          0.3%           0.2%
                                                                 ====          =====          =====         =====          =====

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Net Sales. Net sales increased $8.7 million, or 19.3%, to $53.7 million in the six months ended June 30, 1997 from $45.0 million in the comparable 1996 period. This increase resulted from (i) net sales of $5.0 million from four new superstores opened during the period, (ii) $400,000 from the superstore opened in 1996 not included in the comparable store base, and
(iii) a comparable store sales increase of $3.3 million, or 7.3%. Net Sales were adversely affected by unusually heavy snowfall in the first quarter of 1996.

         Gross Margin. Cost of sales includes the cost of merchandise, plus certain distribution and purchasing costs. Cost of sales increased $5.3 million, or 18.5%, to $34.0 million in the six months ended June 30, 1997 from $28.7 million in the six months ended June 30, 1996. The gross margin increased $3.5 million, or 21.3%, to $19.7 million in the six months ended June 30, 1997 from $16.2 million in the six months ended June 30, 1996. The gross margin increased slightly to 36.7% of net sales in the first half of 1997 from 36.1% in the first half of 1996.


         Store Operating Expenses. Store operating expenses include all direct store level expenses including rent and related operating costs, payroll, advertising, depreciation and other direct costs. Store operating expenses increased $2.3 million, or 17.8%, to $15.2 million in the six months ended June 30, 1997 from $12.9 million in the six months ended June 30, 1996. Of the increase, $2.0 million was attributable to the four superstores opened during the first half of 1997 and the one superstore opened in the first half of 1996 not included in the comparable store base and $300,000 from increases in operating expenses at the comparable superstores. Store operating expenses as a percent of net sales decreased to 28.3% in the first half of 1997 from 28.7% in the first half of 1996.

         General and Administrative Expenses. General and administrative expenses include all corporate level costs not directly associated with or allocable to cost of sales or store operations including executive salaries, accounting and finance, corporate information systems, office facilities and other corporate expenses. General and administrative expenses increased $627,000, or 22.9%, in the six months ended June 30, 1997 to $3.4 million from $2.7 million in the prior comparable period and increased to 6.3% of net sales from 6.1% of net sales. The dollar increase resulted from the addition of corporate staff and infrastructure to support the expected growth of the Company, including the members of senior management that joined the Company in 1996.


         Pre-Opening Expense. The Company expenses store pre-opening expense in the quarter that a superstore is opened. Pre-opening expense for the four new superstores opened in the first half of 1997 amounted to $709,000. In the six months ended June 30, 1996, the Company opened one superstore which had pre-opening expense of $140,000.

         Interest Expense, Net. Interest expense, net was approximately $280,000 for the six months ended June 30, 1997, an increase of $19,000 from the comparable period in 1996. This increase was due to greater borrowings in the first half of 1997 to fund operations and the addition of the four superstores.

1996 Compared to 1995

         Net Sales. Net sales increased $9.2 million, or 9.2%, to $109.3 million in 1996 from $100.1 million in 1995. This increase resulted from (i) net sales of $3.9 million from the one new superstore opened during 1996 and
(ii) a comparable superstore sales increase of $5.3 million, or 5.5%.

         Gross Margin. Cost of sales increased $5.9 million, or 9.3%, to $69.2 million in 1996 from $63.3 million in 1995. The gross margin increased $3.3 million, or 9.1%, to $40.1 million in 1996 from $36.8 million in 1995. The gross margin was 36.7% in both years.

         Store Operating Expenses. Store operating expenses increased $1.8 million, or 7.0%, to $27.5 million in 1996 from $25.7 million in 1995. Of the increase, $1.1 million resulted from the one superstore opened in 1996 and $700,000 from superstores opened before December 31, 1995. Store operating expenses declined to 25.1% of net sales in 1996 from 25.7% of net sales in 1995.

         General and Administrative Expenses. General and administrative expenses increased $1.8 million, or 45.5%, to $5.6 million in 1996 from $3.8 million in 1995. This increase resulted from the addition of senior management and other corporate staff during 1996, the cost of moving the Company's distribution and office facilities in May 1996 and the increased rent and maintenance of these new facilities. All of these added expenditures were designed to support the planned growth of the Company. As a result, general and administrative expenses increased to 5.1% of net sales in 1996 from 3.8% of net sales in 1995.

         Pre-Opening Expense. Pre-opening expense was $140,000 in 1996 for the one superstore opened in that year. No stores were opened in 1995.

         Interest Expense, Net. Interest expense, net decreased by $203,000 to $557,000 in 1996 from $760,000 in 1995. This decrease was due to lower bank borrowings in 1996 as the Company was able to use the proceeds of shareholder loans and internally generated cash to fund operations and the addition of one superstore.

1995 Compared to 1994

         Net Sales. Net sales increased $13.7 million, or 15.9%, to $100.1 million in 1995 from $86.4 million in 1994. This increase resulted from (i) net sales of $6.9 million from the four superstores opened prior to 1995 not included in the comparable superstore base and (ii) a comparable superstore sales increase of $6.8 million, or 8.1%.

         Gross Margin. Cost of sales increased $8.6 million, or 15.7%, to $63.3 million in 1995 from $54.7 million in 1994. The gross margin increased by $5.1 million, or 16.0%, to $36.8 million in 1995 from $31.7 million in 1994. The gross margin was 36.7% in both years.

         Store Operating Expenses. Store operating expenses increased $3.3 million, or 14.5%, to $25.7 million in 1995 from $22.4 million in 1994. Of the increase, $2.5 million resulted from the four superstores opened in 1994 not included in the comparable superstore base and $800,000 from higher comparable superstore expenses. Store operating expenses as a percent of net sales decreased to 25.7% in 1995 from 26.0% in 1994.

         General and Administrative Expenses. General and administrative expenses increased $354,000, or 10.2%, to $3.8 million in 1995 from $3.5 million in 1994. The increase consisted of $500,000 of additional buying and distribution costs and $200,000 of costs to establish children's promotional programs, offset by a $400,000 reduction in professional fees as the Company engaged a consultant for a distribution center feasibility study in 1994. As a percentage of net sales, general and administration expenses declined to 3.8% in 1995 from 4.0% in 1994.

         Pre-Opening Expense. There were no superstores opened in 1995. In 1994, the Company opened four superstores and incurred pre-opening costs of $575,000.

         Interest Expense, Net. Interest expense, net increased $168,000 to $760,000 in 1995 from $592,000 in 1994. This increase resulted from higher bank borrowings in 1995 to support the full year effect of the four superstores opened in 1994.

Quarterly Results and Seasonality

         The following tables set forth the Company's unaudited quarterly operating results for its ten most recent quarterly periods and the number of stores open at the end of each period (dollars in thousands).


                                                            Three Months Ended
                                                       ------------------------------
                                                         March 31,         June 30,
                                                           1997              1997
                                                       -------------    -------------
Net sales.......................................       $   27,252        $  26,405
Cost of sales...................................           17,408           16,553
                                                       ----------        ---------
      Gross margin..............................            9,844            9,852
Operating expenses:
   Store operating..............................            7,176            8,009
      General and administrative................            1,708            1,661
      Pre-opening expense.......................              449              260
                                                       ----------        ---------
Income (loss) from operations...................              511              (78)
      Interest expense, net.....................              111              169
                                                       ----------        ---------
Income (loss) before income taxes...............              400             (247)
      State income tax expense..................                7               --
                                                       ----------        ---------
Net income (loss)...............................       $      393        $    (247)
                                                       ==========        =========
Income (loss) before income taxes, as reported..       $      400        $    (247)
      Pro forma income tax provision ...........              160              (99)
                                                      -----------        ---------
Pro forma net income (loss).....................       $      240        $    (148)
                                                       ==========        =========
Stores open at end of period....................               20               21
                                                       ==========        =========

                                                                            Three Months Ended
                                                       ------------------------------------------------------------------
                                                         March 31,        June 30,       September 30,    December 31,
                                                           1996             1996             1996             1996
                                                       -------------    -------------    -------------    -------------
Net sales.......................................       $   23,176       $  21,803        $  25,687        $  38,653
Cost of sales...................................           14,808          13,930           16,416           24,041
                                                       ----------       ---------        ---------        ---------
      Gross margin..............................            8,368           7,873            9,271           14,612
Operating expenses:
      Store operating...........................            6,423           6,468            6,818            7,767
      General and administrative................            1,311           1,431            1,358            1,465
      Pre-opening expense.......................              140              --               --               --
                                                       ----------       ---------        ---------        ---------
Income (loss) from operations...................              494             (26)           1,095            5,380
      Interest expense, net.....................              118             143              170              126
                                                       ----------       ---------        ---------        ---------
Income (loss) before income taxes...............              376            (169)             925            5,254
      State income tax expense..................               22              (5)              14               49
                                                       ----------       ---------        ---------        ---------
Net income (loss)...............................       $      354       $    (164)       $     911        $   5,205
                                                       ==========       =========        =========        =========
Income (loss) before income taxes, as reported..       $      376       $    (169)       $     925        $   5,254
      Pro forma income tax provision............              144             (61)             364            2,122
                                                       ----------       ---------        ---------        ---------
Pro forma net income (loss).....................       $      232       $    (108)       $     561        $   3,132
                                                       ==========       =========        =========        =========
Stores open at end of period....................               17              17               17               17
                                                       ==========       =========        =========        =========





                                                                                  Three Months Ended
                                                    ------------------------------------------------------------------------------
                                                       March 31,             June 30,           September 30,        December 31,
                                                         1995                 1995                  1995                1995
                                                    --------------      ----------------      ----------------     ---------------
Net sales..................................          $   22,407            $   20,588            $   22,234           $  34,877
Cost of sales..............................              14,173                13,043                14,146              21,982
                                                     ----------             ---------            ----------           ---------
      Gross margin.........................               8,234                 7,545                 8,088              12,895
Operating expenses:
      Store operating......................               6,158                 6,071                 6,297               7,162
      General and administrative ..........               1,110                 1,048                 1,085                 583
      Pre-opening expense..................                  --                    --                    --                  --
                                                     ----------           -----------            ----------           ---------
Income from operations.....................                 966                   426                   706               5,150
      Interest expense, net................                 159                   208                   246                 147
                                                     ----------           -----------            ----------           ---------
Income before income taxes.................                 807                   218                   460               5,003
      State income tax expense.............                   1                    22                    16                  40
                                                     ----------          ------------            ----------           ---------
Net income.................................          $      806            $      196            $      444           $   4,963
                                                     ==========            ==========            ==========           =========
Income before income taxes, as reported....          $      807            $      218            $      460           $   5,003
      Pro forma income tax provision ......                 323                    87                   184               2,054
                                                     ----------          ------------            ----------           ---------
Pro forma net income ......................          $      484            $      131            $      276           $   2,949
                                                     ==========            ==========            ==========           =========
Stores open at end of period...............                  16                    16                    16                  16
                                                     ==========          ============            ==========           =========

         Due to the importance of the fall selling season, which includes Halloween, Thanksgiving and Christmas, the fourth calendar quarter has historically contributed, and is expected to continue to contribute, a substantial majority of the Company's profitability for the entire year. As a result, any factors negatively affecting the Company during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a materially adverse effect on the Company's results of operations for the entire year.

         The Company's quarterly results of operations also may fluctuate based upon such factors as the timing of certain holiday seasons, the number and timing of new superstore openings, the amount of superstore pre-opening expenses, the amount of net sales contributed by new and existing superstores, the mix of products sold, the timing and level of markdowns, competitive factors, weather and general economic conditions.

Liquidity and Capital Resources

         The Company's cash needs are primarily for working capital to support its inventory requirements and capital expenditures, pre-opening expenses and beginning inventory for new superstores. In recent years, the Company has financed its operations and new store openings primarily with cash from operations, borrowing under bank financing agreements and subordinated loans from its shareholders.

         At June 30, 1996 and June 30, 1997, the Company's working capital was $16.3 million and $15.8 million, respectively. Cash used in operations was $1.1 million for the six months ended June 30, 1996, primarily as a result of a reduction of $691,000 in trade accounts payable and a $1.3 million reduction in accrued liabilities, principally for the payment of employee compensation and accrued bonuses. For the six months ended June 30, 1997, approximately $4.6 million of cash was used in operations. This was the result of a $5.3 million increase in inventory to support the four new superstores and $1.0 million to reduce accrued liabilities as a result of payment of employee compensation and accrued bonuses, partially offset by a $1.0 million increase in trade accounts payables.

         At December 31, 1995 and 1996, the Company's working capital was $20.2 million and $20.6 million, respectively. During 1994, 1995 and 1996, cash generated by operations was $0.5 million, $4.2 million and $6.7 million, respectively. In these three periods, $4.8 million, $3.0 million and $1.6 million of cash, respectively, was used to increase inventory levels to support both new and existing stores.

         Net cash used in investing activities during the first six months of 1996 and 1997 was approximately $900,000 and $1.8 million, respectively. Net cash used in investing activities during 1994, 1995 and 1996 was $1.7 million, $900,000 and $2.3 million, respectively. This use of cash was primarily the result of new store openings and, in 1996, relocating the distribution center to a new, larger facility. In 1997, the Company expects to spend approximately $3.2 million on capital expenditures, which includes approximately $2.0 million for new store openings, approximately $700,000 for the new warehouse management system and management information systems upgrades and $500,000 for fixtures and equipment in existing stores and the Company's warehouse complex. There are no other material commitments for capital expenditures other than new store openings in the next 12 months.

         Net cash of $2.9 million was used in financing activities during the first half of 1996. In the first half of 1997, cash of $900,000 was generated by financing activities. Net cash was provided by financing activities in 1994 in the amount of $3.6 million and used in financing activities in 1995 and 1996 in the amounts of $2.6 million and $3.8 million, respectively. The Company distributed $6.4 million and $6.7 million to shareholders in the first half of 1996 and 1997, respectively. The shareholders loaned $3.5 million and $3.7 million to the Company for working capital in the first half of 1996 and 1997 respectively. In 1995 and 1996, the Company distributed $2.6 million and $6.6 million, respectively, to shareholders. In 1996, the shareholders loaned $3.5 million to the Company for working capital. The outstanding balances under the Loan Agreement were $9.3 million, $8.5 million and $12.5 million at December 31, 1995, December 31, 1996 and June 30, 1997, respectively. See "Certain Transactions" for further information with respect to the shareholder loans.

         On January 23, 1997, the Company entered into the Loan Agreement with KeyBank to refinance a term loan and to provide two revolving lines of credit and an operating line of credit. The Loan Agreement is collateralized by all of the Company's assets and contains various financial covenants, including limitations on other debt and cash dividends and distributions to shareholders. The two revolving lines of credit, in the amounts of $3.2 million and $5.0 million, are available solely for costs associated with opening new stores and related inventory purchases. The $3.2 million revolving line of credit is available to the Company until December 31, 1998, at which time the Company may elect to convert the line to a 60-month term loan maturing on December 31, 2003. The $5.0 million revolving line of credit is available to the Company, provided the Company meets various performance measurements, including no event of default and covenant compliance, and will remain available until December 31, 1998, at which time the Company may elect to convert the line to a 60-month term loan maturing December 31, 2003. The $16.0 million operating line of credit is available to the Company solely for working capital purposes, $9.0 million of which is currently available and $7.0 million will be available to the Company on March 31, 1998, subject to achievement of certain performance measurements. All borrowings under the Loan Agreement bear interest based upon either the bank's base or LIBOR rate of interest, at the Company's option. Currently, the Company has elected 1.5% over LIBOR, which resulted in an interest rate of 7.3% as of June 30, 1997. The Company is required to pay an annual commitment fee of 0.125% on the unused portion of the lines of credit.

         The Company believes that the net proceeds from this offering, together with cash generated from operations and available borrowings under the Loan Agreement will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months.

Recent Accounting Pronouncements

         The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the Company's financial statements.

         The FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" which establishes reporting requirements for operating segments in annual and interim financial reports. It established standards for related disclosures about products and services, geographic locations and major customers. The statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of this standard will not have a significant impact on the disclosures in the Company's financial statements.

Inflation

         Management does not believe that inflation has had a material effect on its financial condition or results of operations during the past three years. However, there can be no assurance that inflation will not have a materially adverse effect on the Company's future financial condition or results of operations.

                                    BUSINESS

Introduction

         A.C. Moore is a rapidly growing operator of arts and crafts superstores that offer a vast assortment of traditional and contemporary arts and crafts merchandise for a wide range of customers. The Company's business strategy is to provide the broadest and deepest selection of high quality merchandise at the lowest prices in an inviting, attractive superstore environment with superior customer service. The Company's objective is to become the leading arts and crafts retailer in each of its markets. A.C. Moore opened its first store in 1985 and since then has focused on developing and refining its retail concept. As of June 30, 1997, the Company was operating 21 superstores in the mid-Atlantic and Northeast regions. A.C. Moore plans to open at least 30 superstores through the end of 1999, including eight in 1997, four of which were open as of June 30.

         A.C. Moore has consistently achieved high levels of net sales per total square foot and average net sales per store. In 1996, the Company achieved annual net sales of $320 per total square foot and $6.6 million per store. A.C. Moore's prototype superstore ranges in size from 20,000 to 25,000 square feet, with approximately 80% devoted to selling space. A typical store offers approximately 65,000 SKUs across 26 merchandise categories during the course of a year, with more than 45,000 SKUs offered at any one time. Merchandise is presented in a distinctive manner designed to maximize shopping convenience and to reinforce themes and colors often associated with holidays, seasonal events or specific merchandise categories. Completed arts and crafts projects are prominently displayed in each department throughout the store to stimulate new project ideas for customers and to enhance the shopping environment.

Market Overview

         According to the Hobby Industry Association's ("HIA"), 1994/95 Size of Craft/Hobby Industry Study the retail market for arts and crafts increased at a compound annual growth rate of 11% from approximately $6.6 billion in 1990 to approximately $11.0 billion in 1995. The HIA 1996 Nationwide Craft/Hobby Consumer Study determined that eight of every ten households surveyed had at least one member who had engaged in a craft activity within the last year. The Company believes demographic changes, particularly an aging baby boom population, an increasing focus on home-based, family activities and the trend toward making (rather than buying) gift items are contributing to the industry's growth. The Company also believes that industry growth is the result of continuing increases in the range and quality of available arts and crafts merchandise.

Business Strategy

         The key elements of the Company's business strategy are as follows:

         Vast Merchandise Selection. The Company's merchandising strategy is to offer the broadest and deepest selection of arts and crafts merchandise so that customers can obtain everything necessary to create and finish any arts and crafts project. The Company's key merchandise categories include silk and dried flowers, floral arrangements and accessories, ribbon, wedding crafts, potpourri, stitchery, yarn, jewelry crafts, kids crafts, art supplies, picture frames, stamps, doll-making, seasonal items and a variety of unfinished wood crafts. The Company believes its merchandise appeals to a wide range of recreational and professional crafters of all ages across diverse economic backgrounds. The Company actively seeks new merchandise by monitoring industry trends, working with domestic and international vendors, attending trade shows and craft fairs and regularly interacting with customers. The Company has designed its merchandise distribution systems to ensure rapid replenishment and the highest levels of in-stock positions. Each superstore receives merchandise daily from vendors or the Company's distribution center, which during peak periods will deliver a minimum of three and up to five times per week to the superstores.

         Customer Friendly Superstores. The Company believes that its high level of customer service and its attractive, easy-to-shop superstores are important competitive advantages. To ensure prompt and personalized service, the Company staffs its stores with a high ratio of store personnel to customers, including a store manager, three associate managers and a staff of up to 60 full-time and part-time sales associates. Store personnel, many of whom are arts and crafts enthusiasts, assist customers with merchandise selection and project ideas. All superstores are furnished with a customer service area, a counter for the free arrangement of floral merchandise, eight to ten registers to ensure quick customer checkout and a room in which classes are held up to seven days a week for adults and children on a wide variety of craft skills. The Company's superstores are typically located in power strip centers with convenient parking and are easily accessible from main arteries.

         Price Leadership. The Company seeks to maintain the lowest prices on all merchandise. Buyers and store managers actively monitor competitors' prices to ensure that the Company maintains the lowest prices. The Company's policy to beat any competitor's advertised price by 10% is clearly displayed in all superstores. In addition, on a weekly basis, the Company advertises select items at 20% to 40% off their everyday low prices. The Company believes that its strategy of price leadership enhances customer loyalty and provides superior value.

         Entrepreneurial Culture. Since inception, the Company has strived to foster an ownership culture and merchandising creativity at all levels of the organization. This culture allows A.C. Moore to have numerous merchandising initiatives, which, if proven successful, can be implemented very quickly throughout the Company. For example, each store manager is empowered to purchase merchandise to meet the unique needs of the local customer base. Store managers and associate managers earn incentive bonuses based upon annual increases in store profitability, and in 1996, average compensation for store managers exceeded $100,000. The Company believes its focus on empowering and rewarding its employees helps in recruiting, hiring and retaining talented personnel.

         Investment in Management and Infrastructure. To prepare for rapid expansion and to complement the existing management team, over the past 18 months, the Company recruited three senior managers with an average of 30 years retail experience in the areas of operations, merchandising and finance. The Company also made key additions in other areas such as buying, information systems, human resources and real estate. In May 1996, the Company relocated to a

130,000 square foot distribution center and office complex which can be expanded to double its current size. The Company also completed installation of an Electronic Data Interchange ("EDI") system to allow for the automated reordering of merchandise from most domestic vendors.


Growth Strategy

         The Company has developed a rapid expansion plan to become the leading arts and crafts retailer in each of its markets and plans to open at least 30 superstores through the end of 1999. The Company has no current plans to expand through acquisitions, but may consider possible acquisitions in the future. The Company is targeting its expansion in both existing and new markets within an approximate 400-mile radius of the Company's Southern New Jersey distribution center. This area contains more than 25% of the United States' population.

Merchandising

         The Company's typical superstore offers approximately 65,000 SKUs across 26 merchandise categories during the course of a year, with more than 45,000 SKUs offered at any one time. The merchandise offered by the Company, by major product category, is as follows:

         Floral and Accessories

                  Silk Flowers - includes a wide, seasonally changing assortment of high quality silk flowers, hand wrapped flowers, polystems, potted plants and green and flowering bushes.

                  Dried Flowers - includes baby's breath, eucalyptus and many styles and colors of a seasonally changing assortment of bouquets of dried flowers.

                  Floral Accessories - includes clay, brass, glass and ceramic containers, assorted mosses, styrofoam shapes, wreaths and other components to create floral displays.

                  Floral Arrangements - the Company's floral designers work with customers to make any arrangement, free of charge, from silk or dried flowers purchased from the Company. The superstores also carry a large assortment of pre-made arrangements.

                  Ribbon - includes ribbon by the spool, lace, a large selection of specialty ribbon sold by the yard and pre-made bows.

                  Wedding - includes wedding supplies, bridal headpieces, bridal flowers, bouquet holders, ribbon roses and items used for christenings and baby showers.

                  Potpourri - includes dried potpourri, potpourri oils, packaged scents and a wide assortment of candles, ranging from tealights to five pound three wick candles.

                  Candle Making - includes blocks of paraffin wax, wicks and other materials necessary to make candles, as well as candle kits and brass and glass candle holders.

                  Wicker - includes a wide assortment of wicker baskets in various shapes and sizes.


         In 1994, 1995 and 1996, floral and accessories accounted for approximately 26%, 27% and 27% of sales, respectively.


         Traditional Crafts

                  Stitchery - includes a broad range of stitchery kits which appeal to beginner and experienced stitchers, cross stitch supplies, stitchery accessories, floss and sewing notions.

                  Yarn - includes acrylic, crochet cotton, cotton blends, rayon and other blends, as well as a full assortment of hooks, needles and other accessories.

                  Wood - includes a variety of unfinished wood products, such as shelves, bird houses, clocks and other decorative pieces which can be finished in various ways such as painting, staining or stenciling.

                  Cake and Candy Making - includes cake boards, bakeware, candy molds, chocolate melts, cookie cutters, icing coloring and flavors and spices.

                  Miniatures - includes dollhouses and dollhouse furnishings, such as room settings, wallpaper, flooring and lighting, as well as miniature porcelains and ceramics.

                  Doll Making - includes bodies, heads and hair used to make dolls and clothing for dolls, as well as teddy bears and other stuffed animals.

                  Kids Crafts - includes sand art, sidewalk chalk, bead art supplies, children's stitchery kits, coloring and other books and children's crafts similar to crafts done by adults.

                  Felt, Glitter - includes felt, glitter, pom-poms, chenille stems and loupy, all of which are used in the creation of craft projects.

                  Books - includes a wide range of books to assist crafters in all categories, such as how-to books for the beginner and books for the experienced crafter.


         In 1994, 1995 and 1996, traditional crafts accounted for approximately 30%, 29% and 28% of sales, respectively.


         Art Supplies and Frames

                  Art Supplies - includes bottled and tube paints (oil, acrylic and water based), pastels, brushes, tablets, canvas pieces, drawing pencils, markers and art palettes.

                  Stamps and Stationery - includes decorative stamps, stamp pads, fashion stickers, embossing tools, photo and memory albums, memory album accessories, scissors, hole punchers and note and fashion papers.

                  Stencils - includes decorative stencils, crayons and paints for use on walls, wood, metal, clothing and other products.

                  Frames - includes frames of all types and sizes, including empty frames and frames with glass, matting, posters and framing hardware.


         In 1994, 1995 and 1996, art supplies and frames accounted for approximately 22%, 24% and 26% of sales, respectively.


         Fashion Crafts

                  Clothing - includes adult's and children's T-shirts and sweatshirts to be decorated with fabric art, as well as related accessories.

                  Transfers - includes pictures which are ironed or sewn onto clothing, most of which can be further embellished with glitter and fabric paints.

                  Jewelry Making - includes jewelry making components such as beads, sequins, rhinestones and findings, as well as the tools required to complete the project.


         In 1994, 1995 and 1996, fashion crafts accounted for approximately 13%, 11% and 10% of sales, respectively.


         Seasonal Items

         Seasonal items include a wide range of merchandise used as decorations for all major holidays and seasons, including the two most popular holiday seasons, Christmas and Easter. Other holidays, such as Valentine's Day, St. Patrick's Day and Halloween also result in significant sales of seasonal merchandise.


         In each of 1994, 1995 and 1996, seasonal items accounted for approximately 9% of sales.


Purchasing

         The Company's purchasing programs are designed to support its business strategy of providing customers with the broadest and deepest selection of high quality arts and crafts merchandise at the lowest prices and maintaining high in-stock positions. In order to manage its inventory of approximately 65,000 SKUs, the Company has organized its product offerings into 26 merchandise categories. The Company's 14 person corporate buying staff develops corporate buying programs to establish the merchandise direction for the Company and creates "planograms" to provide store managers with detailed descriptions and illustrations of store layout and merchandise presentation. The Company's product offering at a superstore is often enhanced by merchandise purchased by that store's manager to meet the unique needs of the superstore's customer base. The Company monitors these purchases through vendor master file controls. In-store department managers are responsible for daily reordering of merchandise and are monitored by store managers. Ordering occurs frequently, and the Company seeks vendors who can deliver on a timely basis. More than 94% of merchandise orders are placed through the Company's EDI system. Approximately one-half of orders are shipped directly from the vendor to the Company's superstores. The remaining one-half, over 40% of which are floral and seasonal items, are shipped from the Company's distribution center. An early morning stocking crew unpacks deliveries and stocks merchandise before the superstore opens.

        The Company purchases its inventory from more than 500 vendors world-wide. The largest 16 suppliers accounted for approximately 44% of the dollar volume of the Company's purchases in 1996, and the largest supplier, SBAR'S, accounted for approximately 20% of the dollar volume of the Company's purchases in 1996. Approximately 8% of the Company's merchandise, primarily floral and seasonal items, is imported directly from foreign manufacturers or their agents, principally in the Far East. All of the Company's overseas purchases are denominated in dollars.

         SBAR'S is a large distributor of arts and crafts merchandise, primarily to independent arts and crafts retailers. SBAR'S maintains an inventory of many of the items the Company purchases directly from other vendors, thereby allowing the Company to obtain merchandise from SBAR'S which cannot be delivered by vendors on a timely basis. SBAR'S maintains a product development and design department which assists the Company in identifying craft trends, and the Company often obtains from SBAR's product samples and displays which are utilized in the Company's superstores to generate customer interest. The Company has developed a disciplined purchasing and ordering relationship with SBAR'S, which includes daily reordering and two to five deliveries by SBAR'S per store each week, depending on the size of the store and time of the year. SBAR'S has equipped the Company's superstores with handheld scanners to aid in product re-ordering. Merchandise purchased from SBAR'S typically has a high SKU count but small dollar volume, requires greater volume purchases from a manufacturer to obtain competitive pricing or involves a small number of SKUs from individual vendors with whom it would be impractical for the Company to establish a direct buying relationship. The Company does not have a purchase agreement or an exclusive arrangement with SBAR's, and ordering of merchandise typically occurs through the issuance of individual purchase orders.

         The Company's buying operation, led by an Executive Vice President, is divided into two divisions. One division, headed by an Executive Vice President assisted by five buyers, handles merchandising for all floral and seasonal items. The other division, headed by a Senior Vice President assisted by a Vice President, Merchandise Planning/Advertising and five buyers, is responsible for merchandising all other items, which comprised approximately 64% of net sales in 1996. Buyers and store management regularly attend trade shows and craft fairs to monitor industry trends and to obtain new craft ideas.

Superstore Format and Operations

         A.C. Moore's superstores are typically located in power strip centers with convenient parking and are easily accessible from main traffic arteries. The Company's prototype superstore ranges in size from 20,000 to 25,000 square feet, with approximately 80% devoted to selling space and the remainder consisting of delivery, storage, classroom and office areas. Superstores are typically open from 9:30 am to 9:00 pm, Monday through Saturday and from 10:00 am to 6:00 pm on Sunday.

         Superstores are designed with a layout intended to lead customers through the entire store in order to expose them to all 26 merchandise categories. Merchandise is grouped to aid the customer in finding project related items. Extensive use is made of the display shelving at both ends of each aisle to present the best selling items. Generally, the center of the superstore contains the floral area, which includes a counter for floral arrangement and a ribbon center. Superstores also contain a customer service area, eight to ten registers for quick customer checkout and a room for classes.

         Classes are regularly held on a wide variety of craft skills. Classes are taught by sales associates as well as outside professionals. Typical classes provide instruction on oil painting, cake decorating, advanced stamping, and on making bows, children's beaded necklaces and memory albums. Classes are free of charge unless there is an extensive use of materials.

         A major component of the Company's promotional strategy is its use of in-store displays and samples. Because many customers browse for new craft ideas, eye-catching displays of completed craft projects are effective at motivating impulse purchases. These displays enhance the image of store departments. Knowledgeable store personnel are available to describe displays in detail to customers and to offer assistance on related arts and crafts projects. The Company has three field design coordinators who are responsible for ensuring high quality floral displays in all superstores.

         The Company's Chief Operating Officer is responsible for store operations and is assisted by three Vice Presidents, each of whom is responsible for six to eight superstores. Each superstore employs approximately 60 full and part-time sales associates and is managed by a store manager, assisted by three associate store managers, each of whom is responsible for approximately one-third of a superstore's selling space. New superstores are opened by the Company's new store development team which consists of the Vice President, New Store Development, a set-up-crew, and staff from the human resources and planogram departments. The Company seeks to develop the management capabilities of its managers through both Company training programs and on-the-job training. In addition, store managers and associate store managers attend several Company-sponsored conferences each year to refine and develop their skills in merchandising, merchandise trends, store operations, finance, interviewing, performance appraisals and general management. Training sessions are also held for floral designers and classroom coordinators at various times during the year.

Superstore Locations

         As of June 30, 1997, the Company operated eight superstores in Pennsylvania, six superstores in New Jersey, five superstores in New York and two superstores in Delaware, all of which are leased. In addition, the Company has six superstores (one each in Pennsylvania, Connecticut, Massachusetts and New York and two in New Jersey) under lease, two of which the Company plans to open in the third quarter of 1997, two of which the Company plans to open in the fourth quarter of 1997 and two of which the Company plans to open in 1998. Most superstore leases have an average initial term of ten years, with three five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. The pro rata portion of scheduled rent escalations has been included in other long-term liabilities in the Company's balance sheet.

         The following provides information about each of the Company's superstores and new locations planned for 1997:

          Superstore Location                              Month/Year Opened
         -------------------                               -----------------
Moorestown, NJ                          January 1985 (relocated in 1993)
English Creek, NJ                       September 1988
Reading, PA                             January 1990
Allentown, PA                           January 1991
Bensalem, PA                            July 1991
Wilmington, DE                          February 1992
Broomall, PA                            July 1992
Edison, NJ                              August 1992
Binghampton, NY                         February 1993
Harrisburg, PA                          August 1993
Brick Town, NJ                          September 1993
Hamilton, NJ                            November 1993
Montgomeryville, PA                     January 1994
Latham, NY                              April 1994
Lancaster, PA                           June 1994
Middletown, NY                          October 1994
Dover, DE                               March 1996
Exton, PA                               January 1997
Poughkeepsie, NY                        February 1997
Deptford, NJ                            March 1997

Nanuet, NY                              April 1997
Orange, CT                              August 1997
Parsipanny, NJ                          September 1997
Framingham, MA                          Scheduled to open in fourth quarter 1997
Scranton, PA                            Scheduled to open in fourth quarter 1997

         The Company selects superstore sites on the basis of various factors, including physical location, demographics, anchor and other tenants, location within the center, parking and available lease terms. The Company looks for co-tenants that generate a high rate of shopping traffic, such as specialty value-oriented women's retailers, leading chain supermarkets, discount chains, home improvement centers, book superstores and domestics superstores. The Company believes its superstores are attractive to developers because they attract high rates of customer traffic and generate above average net sales per square foot. The Company's superstore site selection process is headed by a Senior Vice President.

Distribution

         The Company's objective of maintaining high in-stock positions in all merchandise categories in all superstore locations is supported by its distribution system. Approximately 50% of the selling value of all merchandise is delivered to stores from the Company's distribution center, 20% is delivered by SBAR'S and the balance is drop-shipped by other vendors. Deliveries are made from the Company's distribution center two or three times per week, depending on superstore size, during eight months of the year and three to five times during the peak selling season of September through December. The Company maintains its own leased fleet of tractors and trailers. The Company has contracted with an outside carrier to deliver to superstores for which deliveries will require an overnight stay.

         The distribution center's mission is to support the Company's superstores. The distribution center is used strategically to distribute merchandise which is imported, cannot be delivered by a vendor on a timely basis or in the small quantities demanded by the store ordering process or is bulky and, therefore, difficult to store in the superstores. Also, the Company will order merchandise in large quantities for delivery to the distribution center when the vendor offers substantial volume discounts or other economic incentives.

         The Company's 120,000 square foot distribution center and adjoining 10,000 square foot office complex in Blackwood, New Jersey is leased for a term which expires in May, 2002 with an option to renew for six years. Approximately one-third of the distribution center is used for order picking, with the balance used for bulk stock storage. The Company believes that the distribution center will support the Company's planned superstore expansion through the end of 1998. The distribution center and office complex can be expanded by 120,000 square feet for both warehouse and office needs.

         Currently, the Company is in the process of implementing a distribution center management system. The Company anticipates completing the installation of this system in 1997. The system includes the use of handheld computers to record all merchandise movement throughout the distribution center and to instantly update inventory records through the use of radio frequency communication. The Company believes that this new system, which operates in a paperless environment, will enable the Company to enhance the tracking of inventory in the distribution center, increase the efficiency of distribution center personnel and help ensure the distribution center's ability to maintain high in-stock positions in each of the Company's superstores as the Company expands its superstore base.

Advertising and Promotion

         The Company creates its own advertising using photo art scanned into a Macintosh system supported by Pagemaker(R) software. The Company advertises 52 weeks per year, typically in midweek editions of local and/or regional newspapers. Approximately three times per year the Company runs multi-page newspaper inserts in local and regional newspapers. In addition, prior to store openings, the Company uses radio advertisements to develop customer awareness and runs special pre-opening ads, normal advertising copy and/or grand opening inserts in newspapers. In 1996, the Company's net advertising expenditures were approximately 3% of net sales.

         The Company uses in-store displays and samples of completed arts and crafts projects as a major component of its promotional strategy. Because many customers browse for new craft ideas, eye-catching displays of completed craft projects are effective at motivating impulse purchases. The Company also promotes customer interest in crafting by offering classes on a wide variety of craft skills.

         The Company believes that teachers, who often purchase arts and crafts merchandise for in-school projects, are an important customer segment. To generate goodwill, the Company offers teachers who join its Teachers Program a 10% discount on all regularly and sale priced merchandise.
Over 250,000 discount cards have been issued to teachers.

         The Company's "Crafty Kids Birthday Club" and "Teen Club" are intended to develop future crafters as customers. Members of these clubs receive a birthday card containing a $5.00 gift certificate each year through their fifteenth birthday. These clubs have over 165,000 members. The Company also sponsors a "Kids Week" annually in July, during which each store is transformed into a mini carnival featuring events such as Make It & Take It Home Projects and Face Painting. This week-long event is free of charge.

Management Information Systems

         A.C. Moore operates its accounting, merchandising and distribution center systems and all computer support functions on a PC-based local area network ("LAN"), currently with 84 local workstations and 42 remote workstations. Each superstore has two personal computers linked to the main office LAN by modem. Connection is made whenever information is sent from the superstore, such as an order transmission, or for the download of updated merchandise information. Various other critical functions, such as the annual distribution center physical inventory and bar-coded tracking of distribution center stock locations are supported by the LAN.

         The Company's management information and control system has been designed to support the Company's key business objective of maintaining high in-stock merchandise positions in all of the Company's superstores. The internally developed system is based upon EDI with most of the Company's vendors as well as with the Company's distribution center. Stores electronically transmit their orders via modem to the corporate office where data is electronically sorted, processed and transmitted to the appropriate vendor. Orders are also fed automatically into the accounts payable system. This system captures daily purchases by SKU. The information is then used to develop planograms and is integrated into reports for the buyers and store managers.

Competition

         The arts and crafts retailing business is highly competitive. The Company currently competes against a diverse group of retailers, including several national and regional chains of arts and crafts retailers (such as publicly-held Michaels Stores and Frank's Nursery and Crafts and privately-held M.J. Designs), local merchants that specialize in one or more aspects of arts and crafts and various mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts and crafts items. These mass merchandisers and some of the national chains have substantially greater financial resources and operate more stores than the Company.

         The Company believes that the principal competitive factors in its business are pricing, breadth of merchandise selection, in-stock merchandise position and customer service. The Company believes that it is well positioned to compete on each of these factors.

Employees

         As of June 30, 1997, the Company had 577 full-time and 873 part-time employees, 1,335 of whom worked at superstores, 44 at the distribution center and 71 at the corporate offices. None of the Company's employees is covered by a collective bargaining agreement, and the Company considers its relationship with its employees to be good.


Trademarks

         The Company uses the "A.C. Moore" name as a tradename and as a service mark in connection with the sale of its merchandise. The Company has applied to the United States Patent and Trademark Office to register the "A.C. Moore" logo as a service mark.

Litigation

         From time to time, the Company is involved in litigation arising in the ordinary course of its business. None of the pending litigation, in the opinion of management, is likely to have a materially adverse effect on the Company's results of operations or financial condition. The Company maintains general liability insurance in amounts deemed adequate by management.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth certain information regarding executive officers, directors and certain other key employees of the Company:

                  Name                      Age                        Position
                  ----                      ---                        --------
Directors and Executive Officers
William Kaplan..........................     69     Chairman of the Board
John E. (Jack) Parker...................     56     President, Chief Executive Officer and Director
Robert M. Spencer.......................     57     Executive Vice President and Chief Operating Officer
Rex A. Rambo............................     55     Executive Vice President, Strategic Development,
                                                         Merchandising and Marketing
Patricia A. Parker......................     55     Executive Vice President, Merchandising and Director
Leslie H. Gordon........................     54     Senior Vice President, Treasurer and Chief Financial
                                                         Officer
Janet Parker-Vandenberg.................     35     Senior Vice President, Merchandising
Richard Lesser (1)(2)...................     62     Director
Richard J. Bauer (1)....................     72     Director
Richard J. Drake (2)....................     64     Director

Key Employees
Ivo M. DiPalma..........................     42     Senior Vice President, Real Estate
Jack A. Robinson........................     45     Vice President, Store Operations
Mark V. Verseput........................     35     Vice President, Store Operations
David A. Bellumori......................     44     Vice President, Store Operations
Frederick W. Thorpe.....................     47     Vice President, New Store Development
Patricia T. Vandenberg..................     55     Vice President, Human Resources
Lori A. McKeage.........................     35     Vice President, Finance
Louis Grieco............................     49     Vice President, Merchandise Planning/Advertising
Joette F. Metzler.......................     31     Vice President, Projects and Planning

------------------------
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

        Mr. Kaplan is a co-founder of the Company and has been Chairman of the Board of Directors of the Company since its inception. Mr. Kaplan also serves as the Chairman of the Board of Directors of Regal Bag Corporation, a manufacturer of women's handbags which he founded in 1947.

         Mr. Parker is a co-founder of the Company and has been President, Chief Executive Officer and a director of the Company since its inception. From 1959 to 1984, Mr. Parker worked for the F.W. Woolworth Company ("Woolworth") in various management positions, most recently as President and Chief Executive Officer of the U.S. General Merchandise Group where he had responsibility for more than 1,000 stores, including the entire domestic chain of Woolworth retail stores. Mr. Parker is the husband of Patricia A. Parker and the father of Janet Parker-Vandenberg.

         Mr. Spencer has been Executive Vice President and Chief Operating Officer of the Company since September 1996. In February 1996, Mr. Spencer joined Ben Franklin Crafts Inc., a distributor and retailer of arts and crafts and other general merchandise ("Ben Franklin"), as part of its attempt to return to financial health. In July 1996, Ben Franklin filed a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). From 1993 to 1995, Mr. Spencer was a private investor while subject to the terms of a non-competition agreement. From 1984 to 1993, Mr. Spencer worked for McCrory Stores Corp., a retailer of general merchandise, serving in various management capacities, including President, Chief Executive Officer and Chief Operating Officer. In February 1992, McCrory Stores Corp. filed a petition in bankruptcy under Chapter 11. From 1976 to 1982, Mr. Spencer worked for Target Stores, Inc. in various management capacities, including Regional Merchandise Manager.

         Mr. Rambo has been Executive Vice President, Strategic Development, Merchandising and Marketing of the Company since December 1996. In 1995 and 1996, Mr. Rambo was Executive Vice President, Merchandising and Marketing of Michaels Stores, Inc., an arts and crafts retailer. From 1992 to 1995, Mr. Rambo served in various management capacities with Montgomery Ward & Co. and its affiliates, first, from 1992 to 1994 as a Vice President of Montgomery Ward and most recently as President and Chief Operating Officer of Montgomery Ward's subsidiary Lechmere, Inc., a retailer of electronics and other home products. In July 1997, Lechmere, Inc. filed a petition in bankruptcy under Chapter 11. From 1963 to 1992, Mr. Rambo worked for Sears, Roebuck and Co. in various management capacities, including National Marketing Manager.

         Ms. Parker has been Executive Vice President, Merchandising of the Company since September 1990. From 1985 to 1990, she served as a Vice President of the Company. Ms. Parker is responsible for purchasing all floral and seasonal merchandise and the Company's import purchasing program. Ms. Parker is the wife of Jack Parker.

         Mr. Gordon has been Senior Vice President, Treasurer and Chief Financial Officer of the Company since March 1996. From 1992 to 1995, Mr. Gordon was Senior Vice President, Finance of C & J Clark America, Inc., a shoe manufacturer, wholesaler and retailer. From 1986 to 1992, Mr. Gordon served as Senior Vice President, Finance of SILO, Inc., an electronics retailer.


         Ms. Parker-Vandenberg has been Senior Vice President, Merchandising of the Company since 1994. From 1990 to 1994, Ms. Parker-Vandenberg served as Vice President of Administration of the Company, and from 1985 to 1990, she was the Company's Accounting Manager. Ms. Parker-Vandenberg is the daughter of Jack and Patricia A. Parker. Ms. Parker-Vandenberg is not related to Patricia T. Vandenberg

         Mr. Lesser has been a director of the Company since March 1993. He is currently Executive Vice President and Chief Operating Officer of The TJX Companies, Inc., a New York Stock Exchange traded retail company. Mr. Lesser is a director of Reebok International, a New York Stock Exchange traded shoe and apparel manufacturer.

         Mr. Bauer has been a director of the Company since September 1990. Mr. Bauer is President and Chief Executive Officer of Eastern Alloys, Inc. an independent zinc alloyer, which he founded in 1965. Mr. Bauer is the co-founder and current Chairman of the Board of Service Aluminum Corporation, an aluminum trading company. Mr. Bauer has been a member of the Regional Board of Directors of the Bank of New York since 1989.

         Mr. Drake has been a director of the Company since its founding. He is President of Drake, Sommers, Loeb, Tarshis & Catania, P.C., a professional corporation which renders legal services.

         Mr. DiPalma has been Senior Vice President, Real Estate of the Company since September 1996. From 1992 to 1996, Mr. DiPalma served as Senior Vice President, Store Operations of the Company and from 1990 to 1992 he was Vice President, Operations of the Company.

         Mr. Robinson has been Vice President, Store Operations of the Company since January 1993. From October 1990 to December 1992, Mr. Robinson served as a store manager of one of the Company's superstores.

         Mr. Verseput has been Vice President, Store Operations of the Company since 1995. From 1992 to 1995, Mr. Verseput served as Director of Sales of the Company and from 1988 to 1992, he was a store manager of one of the Company's superstores.

         Mr. Bellumori has been Vice President, Store Operations of the Company since January 1997. From 1993 to 1997, Mr. Bellumori was a store manager of one of the Company's superstores. From 1974 to 1993, Mr. Bellumori worked for Woolworth where he served in various capacities including district manager.

         Mr. Thorpe has been Vice President, New Store Development of the Company since January 1997. From October 1994 to 1997, Mr. Thorpe served as Vice President, Store Operations of the Company and from September 1991 to 1994, he was Director of Development of the Company.


         Ms. Vandenberg has been Vice President, Human Resources since March 1996. From September 1991 to 1996, Ms. Vandenberg served as Director of Human Resources of the Company. Ms. Vandenberg is not related to Janet
Parker-Vandenberg.


         Ms. McKeage has been Vice President, Finance of the Company since May 1992. From September 1990 to 1992, Ms. McKeage served as Treasurer of the Company and from 1989 to 1990, she served as Controller of the Company.

         Mr. Grieco has been Vice President, Merchandise Planning/Advertising of the Company since January 1994. From 1987 to 1993, Mr. Grieco served as General Merchandise Manager for

Carrefour USA, a retail hypermarket, and from 1979 to 1987, he served as Divisional Merchandise Manager of Pomeroy's Department Store.

         Ms. Metzler has been Vice President, Projects and Planning of the Company since March 1997. From 1993 to 1997, Ms. Metzler was Projects and Planning Coordinator of the Company.

The Board of Directors and Committees

         Board Reorganization. Following completion of this offering, the Board of Directors will be reorganized by dividing the Board into three classes. Class A will consist of Richard J. Bauer and Richard J. Drake, whose terms will expire at the Company's 1998 annual meeting of shareholders. Class B will consist of Richard Lesser and Patricia A. Parker, whose terms will expire at the 1999 annual meeting of shareholders. Class C will consist of William Kaplan and John E. Parker, whose terms will expire at the annual meeting of shareholders held in 2000. Beginning with the 1998 annual meeting of shareholders, directors whose terms are expiring will be elected to serve for three-year terms.

         Compensation Committee. The Board of Directors has established a Compensation Committee, which provides recommendations concerning salaries and incentive compensation for employees of the Company and administers the 1997 Plan. The current members of the Compensation Committee are Messrs. Bauer and Lesser.

         Prior to July 1997, the Company had no separate Compensation Committee or other Board committee performing equivalent functions, and these functions were performed by the Company's President and Chief Executive Officer, Jack Parker who determined his own salary with the concurrance of the Chairman of the Board. Salary levels for the Company's executive officers have been determined by Mr. Parker on a basis which is intended to be competitive with salary levels at companies in peer businesses. In determining base salaries, Mr. Parker has also taken into account individual experience and performance. The Company's annual performance bonuses, also determined by Mr. Parker, are intended to provide a direct cash incentive to executive officers and other key employees to maximize the Company's profitability.

         Audit Committee. The Board of Directors has established an Audit Committee, which reviews the results and scope of the annual audit of the Company's financial statements, proposed changes in the Company's financial and accounting standards and principles and the Company's policies and procedures with respect to its internal accounting and financial controls. The Audit Committee also makes recommendations to the Board of Directors on the engagement of the Company's independent accountants as well as other matters which may come before the Committee or at the direction of the Board of Directors. The current members of the Audit Committee are Messrs. Drake and Lesser.

Director Compensation

         Except for Mr. Kaplan, the Chairman of the Board, who receives annual director's compensation of $150,000 in recognition of his efforts in the development of marketing programs and his assistance in obtaining long-term debt financing for the Company, directors who are not officers, employees or consultants of the Company receive $400 cash compensation for each Board of Directors meeting and $400 for each committee meeting (except for committee meetings held in conjunction with regular board meetings) at which they are present, not to exceed $800 per director in any calendar year with respect to committee meetings. In addition, all directors are reimbursed for their reasonable expenses in connection with the performance of their duties.

         Messrs. Bauer and Drake, directors of the Company, have each been granted an option to acquire 10,000 shares of Common Stock under the 1997 Plan. In 1995, Mr. Lesser, a director of the Company, was granted the Director's Option which is exercisable for 64,500 shares of Common Stock at an exercise price of $4.66 per share. The Director's Option expires on February 28, 2005.

Executive Compensation

         The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the other five most highly compensated officers of the Company (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during 1996:

                                                                     Annual Compensation
                                                             -----------------------------------
                         Name and                                                                     All Other
                     Principal Position                          Salary             Bonus           Compensation
-----------------------------------------------------------  ----------------   ----------------  -------------------

Jack  Parker...............................................     $200,000                 --         $ 19,682 (1)
  President, Chief Executive Officer
Robert M. Spencer (2)......................................      100,000                 --               --
  Executive Vice President, Chief Operating Officer
Patricia A. Parker.........................................      200,000                 --           19,682 (1)
  Executive Vice President, Merchandising
Leslie H. Gordon (3).......................................      138,542            $13,452               --
  Senior Vice President, Treasurer and
  Chief Financial Officer
Janet Parker-Vandenberg....................................      124,600              6,000               --
  Senior Vice President, Merchandising
William Kaplan ............................................      150,000                 --               --
  Chairman of the Board(4)

---------------


(1) Reflects one-half of the value of the benefit to Jack Parker and Patricia
    A. Parker of the premium paid by the Company for a split-dollar second-to-die life insurance policy.

(2) Mr. Spencer joined the Company on September 2, 1996, and his base compensation for 1997 is $300,000.
(3) Mr. Gordon joined the Company on March 18, 1996, and his base compensation for 1997 is $192,000.


(4) Mr. Kaplan received his compensation in his capacity as Chairman of the Board in recognition of his efforts in the development of marketing programs and his assistance in obtaining long-term debt financing for the Company.


Stock Option Plan

         In July 1997, the Company adopted, and the shareholders approved, the 1997 Plan. The purpose of the 1997 Plan is to attract and retain key employees, directors, and certain consultants and to provide additional incentive to them by encouraging them to invest in the Common Stock and acquire an increased personal interest in the Company's business. Options exercisable for an aggregate of 1,000,000 shares of Common Stock may be granted under the 1997 Plan. Options to purchase an aggregate of 444,500 shares of Common Stock have been granted under the 1997 Plan at an exercise price of $9.00 per share, including options to purchase 35,000 shares of Common Stock granted to each of Messrs. Spencer, Rambo and Gordon and options to purchase 20,000 shares of Common Stock granted to Ms. Parker-Vandenberg.

         The 1997 Plan is administered by the Board of Directors. The Board of Directors may delegate its authority to administer the 1997 Plan to a committee of the Board of Directors. The Board of Directors will interpret the provisions of the 1997 Plan, select the optionees and will determine the nature of the option granted, the number of shares subject to each option, the option vesting schedule and other terms and conditions of each option.

         The Board of Directors may amend or supplement the 1997 Plan and outstanding options. Payment of the exercise price for options granted under the 1997 Plan may be made in cash, shares of Common Stock or by delivery of an interest bearing recourse note or a combination of cash, Common Stock and/or recourse note. All options granted under the 1997 Plan are exercisable in accordance with a vesting schedule which is set at the time of the issuance of the option and, except as indicated below, incentive stock options may not be exercised more than ten years from the date of grant.

         Options granted under the 1997 Plan may be incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options not intended to qualify. The 1997 Plan requires the exercise price of incentive stock options to be at least equal to the fair market value of the Common Stock on the date of the grant. In the case of incentive stock options granted to a shareholder owning, directly or indirectly, in excess of 10% of the Common Stock, the incentive stock option exercise price must be at least equal to 110% of the fair market value of the Common Stock on the date of grant and such incentive stock option may not be exercised more than five years from the date of grant.

         All unexercised incentive stock options terminate no later than three months following the date on which an optionee's employment by, or relationship with, the Company or any parent or subsidiary of the Company, terminates other than by reason of "for cause" (as defined in the 1997 Plan), disability or death (but not later than the expiration date) whether or not such termination is voluntary. Any option held by an employee who dies or who ceases to be employed because of disability must be exercised by the employee or his representative within one year after the employee dies or ceases to be an employee (but not later than the scheduled termination date). Options are not transferable except to the decedent's estate in the event of death. No additional incentive stock options may be granted under the Plan after July 2007.

Severance Arrangement

         The Company has agreed to pay Leslie H. Gordon a lump sum equal to one year of his then current salary if Mr. Gordon's employment is terminated without cause.

                              CERTAIN TRANSACTIONS

         Richard J. Drake, a director of the Company, is a member of a law firm which the Company has retained during 1996 and which the Company intends to retain during 1997.

         In 1996, the Company reimbursed Regal Bag Corporation ("Regal") $164,000 for Regal's cost and expense in providing clerical and mailing services to the Company related to the Company's Teacher's Program, "Crafty Kid's Club" and "Teen Club." William Kaplan, a director of the Company, is an executive officer and principal shareholder of Regal. The Company intends to continue to utilize the clerical and mailing services of Regal after completion of this offering.

         Since December 1990, the Company has periodically borrowed funds from Messrs. Kaplan and Parker contemporaneously with distributions of certain earnings and has used the funds borrowed for working capital. Messrs. Kaplan and Parker have agreed not to demand payment of the loans on or before June 30, 1998, except upon the date of the Company's completion of an initial public offering or consummation of a refinancing on a long-term basis. These loans are not collateralized and are non-interest bearing. As of June 30, 1997, the Company was indebted to each of Messrs. Kaplan and Parker in the aggregate principal amount of $7,400,000. This indebtedness will be repaid with a portion of the proceeds from this offering. See "Use of Proceeds."

         It is the Company's policy that all material transactions between the Company and its officers, directors and other affiliates must be approved by a majority of the disinterested members of the Company's Board of Directors and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information as of immediately prior to and immediately after completion of this offering relating to beneficial ownership of the Company's Common Stock by the current shareholders of the Company, each of the directors, each of the executive officers and all directors and executive officers as a group.

                                                  Shares Beneficially Owned(1)       Shares Beneficially Owned(1)
                                                        Prior to Offering                   After Offering
                                                ---------------------------------  --------------------------------
              Name and Address                        Number           Percent          Number           Percent
--------------------------------------------    ------------------  -------------  -----------------  -------------
William Kaplan (2) .........................        2,150,000               50.0%      2,150,000              30.7%
Jack Parker (2).............................        2,150,000               50.0%      2,150,000              30.7%
Robert M. Spencer...........................               --                 --              --                --
Rex A. Rambo................................               --                 --              --                --
Patricia A. Parker (2)......................        2,150,000 (3)           50.0%      2,150,000 (3)          30.7%
Leslie H. Gordon............................               --                 --              --                --
Janet Parker-Vandenberg.....................               --                 --              --                --
Richard Lesser..............................           64,500 (4)            1.5%         64,500 (4)              *
Richard J. Bauer............................               --                 --              --                --
Richard J. Drake............................               --                 --              --                --
All executive officers and directors as a group
(10 persons)................................        4,364,500                100%      4,364,500              61.8%

----------
*  Denotes less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting or investment power with respect to the Common Stock. Shares of Common Stock issuable upon the exercise of securities currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the share ownership and percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) The address of each of Messrs. Kaplan and Parker and Ms. Parker is 500 University Court, Blackwood, New Jersey 08012.

(3) In accordance with the SEC's rules Ms. Parker is deemed to be the beneficial owner of the shares owned of record by her husband, Jack Parker. Ms. Parker disclaims beneficial ownership of these shares.

(4) Represents 64,500 shares of Common Stock which may be acquired upon the exercise of currently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value, issuable in series, the relative rights, limitations and preferences of which may be designated by the Board of Directors ("Preferred Stock"). As of the date of this Prospectus, 4,300,000 shares of Common Stock were issued and outstanding and held of record by two shareholders and no shares of Preferred Stock were outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor; and (ii) in the event of liquidation, dissolution or winding-up of the Company to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. All currently outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of Preferred Stock which the Company may issue in the future.

Preferred Stock

         The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Articles and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the shareholders. The Company has no current plans to issue any shares of Preferred Stock.

         One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may adversely affect the market price of the Common Stock.

Anti-Takeover Provisions

         The Company's Articles and Bylaws contain several provisions intended to limit the possibility of, or make more difficult, a takeover of the Company. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without shareholder approval, the Articles provide that: (i) at least 80% of the votes entitled to be cast by shareholders is required to approve amendments to the Bylaws, unless at least a majority of the incumbent directors on the Board of Directors has voted in favor of the amendment, in which case only a majority of the votes cast by shareholders is required to approve the amendment, (ii) directors can be removed only for cause and only by a vote of at least 80% of the votes entitled to be cast by shareholders, and (iii) the shareholders of the Company are not entitled to call special meetings of the shareholders. In addition, the Articles provide that actions by shareholders without a meeting must receive the unanimous written consent of all shareholders. The Articles also permit the Board of Directors to oppose, in its sole discretion, a tender offer or other offer for the Company's securities and to take into consideration all pertinent issues. Should the Board of Directors determine to reject such an offer, it may take any lawful action to accomplish its purpose, including, among other things, advising shareholders not to accept the offer and commencing litigation against the offeror. The Company's Bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the Bylaws.

         In addition, under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), subject to certain exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of such corporation's voting stock (an "interested person") may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such person acquired 20% or more of such stock, or if the board approved such person's acquisition of 20% or more of such stock, prior to such acquisition; (ii) the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all shareholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock; or (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person. A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. The Articles do not provide an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which the Company has elected to exempt itself in the Articles.

         The BCL also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and
(iii) the resources, intent and conduct of the person seeking control.

         The existence of the foregoing provisions of the Articles, Bylaws and BCL may discourage other persons or companies from making a tender offer for, or seeking to acquire substantial amounts of the Company's Common Stock.

Limitations on Directors' Liabilities and Indemnification

         As permitted by the BCL, the Company's Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

         The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other corporation, whether or not he is a director or executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred. No indemnification shall be provided, however, with respect to: liabilities arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, if a final unappealable judgment or award establishes that such officer or director engaged in self-dealing, willful misconduct or recklessness, for expenses or liabilities which have been paid directly to, or for the benefit of, such person by an insurance carrier or for amounts paid in settlement of actions without the written consent of the Board of Directors. Obligations that the Company may have pursuant to the Bylaws to provide indemnification to its directors and executive officers for liabilities arising under the Securities Act of 1933 may not be enforceable.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering, the Company will have 7,000,000 shares of Common Stock outstanding. All shares of Common Stock being sold hereby will be freely tradable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company which will be subject to the resale and volume limitations of Rule 144 under the Securities Act ("Rule 144"). All remaining shares were issued and sold by the Company in private transactions and are "restricted" stock within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 or Rule 144A under the Securities Act ("Rule 144A"). The Company and all its existing shareholders who will beneficially own 4,300,000 shares of Common Stock immediately following this offering have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

         In general, under Rule 144 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned "restricted" shares (as defined under Rule 144) for at least one year, and any affiliate who owns shares that are not "restricted" shares, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent (70,000) of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock reported through the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, a shareholder who is not deemed an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. Rule 144A under the Securities Act permits the immediate sale by the current holders of "restricted " shares of all or a portion of their shares to certain qualified institutional buyers, as defined in Rule 144A.

         The Company has granted options to purchase an aggregate of 509,000 shares of Common Stock to certain directors, officers and key employees pursuant to the 1997 Plan and the Director's Option. The Company intends to file a Registration Statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved for issuance under the 1997 Plan. After the effective date of such Registration Statement, shares of Common Stock issued under the 1997 Plan, subject to the terms of the 1997 Plan and any agreements entered into pursuant to the terms of the 1997 Plan, will be available for sale in the open market by holders who are not affiliates of the Company.

         Prior to this offering, there has been no public market for the Common Stock and there can be no assurances with respect to the effect, if any, that public sales of shares or the availability of shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated and Janney Montgomery Scott Inc. (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

         Underwriters                                       Number of Shares
         ------------                                       ----------------

        Alex. Brown & Sons Incorporated .............
        Janney Montgomery Scott Inc. ................














                                                                ---------
          Total ..........................................      2,700,000
                                                                =========

         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

         The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. The Company
has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,700,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered.

         To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot shares of Common Stock in connection with the offering, thereby creating a short position in the Underwriters' syndicate account. In addition, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives on behalf of the Underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed that it will not sell or offer any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the date of this Prospectus, except for shares issued
(i) in connection with acquisitions or (ii) pursuant to the exercise of options granted under the 1997 Plan, without the prior written consent of BT Alex. Brown Incorporated. Further, the Company and all of its existing shareholders, who beneficially own 4,300,000 shares of Common Stock in the aggregate have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

         The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

         Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                  LEGAL MATTERS

         An opinion will be delivered by Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania to the effect that the shares of Common Stock being offered hereby will, when issued as contemplated in this Prospectus, be validly issued, fully paid and non-assessable. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                     EXPERTS

         The financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         A Registration Statement on Form S-1 under the Securities Act relating to the Common Stock offered hereby has been filed by the Company with the SEC in Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located in New York at Seven World Trade Center, New York, N.Y. 10048 and in Chicago at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The site and this Registration Statement may be accessed at http://www.sec.gov. Copies of the Registration Statement may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                         A.C. MOORE ARTS & CRAFTS, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                         Page
                                                                                                         ----


   Report of Independent Accountants.....................................................................F-2

   Balance Sheet at December 31, 1995 and 1996, at June 30, 1997 (unaudited)
     and Pro Forma at June 30, 1997 (unaudited)..........................................................F-3

   Statement of Income for each of the three years in the period ended
     December 31, 1996 and for the six months ended June 30, 1996 and
     1997 (unaudited)....................................................................................F-4

   Statement of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 1996 and the six months ended
     June 30, 1997 (unaudited)...........................................................................F-5

   Statement of Cash Flows for each of the three years in the period ended
     December 31, 1996 and for the six months ended June 30, 1996 and 1997 (unaudited)................................................................................F-6

   Notes to Financial Statements.........................................................................F-7


                        Report of Independent Accountants


To the Board of Directors and Shareholders of A.C. Moore Arts & Crafts, Inc.

     In our opinion, the accompanying balance sheet and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of A.C. Moore Arts & Crafts, Inc. at December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania
February 28, 1997, except for
Note 11 which is as of
July 18, 1997

                         A.C. MOORE ARTS & CRAFTS, INC.

                                  BALANCE SHEET
                    (dollars in thousands, except share data)


                                                               December 31,                June 30, 1997
                                                           -------------------         ------------------------
                                                           1995           1996          Actual        Pro Forma
                                                           ----           ----          ------        ---------
                                                                                                       (Note 3)
                                                                                      (unaudited)    (unaudited)
Assets
Current assets:
   Cash and cash equivalents .....................        $ 5,875        $ 6,431        $   917        $   917
   Accounts receivable ...........................            174            162            221            221
   Inventories ...................................         23,659         25,255         30,550         30,550
   Prepaid expenses and other
      current assets .............................            392            361            569            569
                                                          -------        -------        -------        -------
                                                           30,100         32,209         32,257         32,257
Property and equipment, net ......................          4,008          5,114          6,234          6,234
Other assets, net ................................            463            476            480            480
                                                          -------        -------        -------        -------
                                                          $34,571        $37,799        $38,971        $38,971
                                                          =======        =======        =======        =======
Liabilities and Shareholders' Equity
Current liabilities:
   Borrowings under line of credit ...............        $  --          $  --          $ 4,875        $ 4,875
   Current portion of long-term debt .............            776          1,857          1,857          1,857
   Trade accounts payable ........................          5,899          6,226          7,257          7,257
   Accrued payroll ...............................          1,632          1,795          1,054          1,054
   Accrued income, payroll and
      sales taxes ................................            830          1,022            660            660
   Accrued expenses ..............................            739            712            770            820
                                                          -------        -------        -------        -------
                                                            9,876         11,612         16,473         16,523
                                                          -------        -------        -------        -------
Long-term liabilities:
   Long-term debt ................................          8,510          6,653          5,725          5,725
   Loans from shareholders - subordinated ........          7,595         11,095         14,800         14,800
   Deferred tax liability ........................           --             --             --              659
   Other long-term liabilities ...................            834            947          1,064          1,064
                                                          -------        -------        -------        -------
                                                           16,939         18,695         21,589         22,248
                                                          -------        -------        -------        -------
                                                           26,815         30,307         38,062         38,771
                                                          -------        -------        -------        -------
Commitments and Contingencies (Note 10)
Shareholders' equity:
   Preferred stock, no par value, 5,000,000
      shares authorized, none issued .............           --             --             --             --
   Common stock, no par value, 20,000,000
      shares authorized, 4,300,000 shares
      outstanding at December 31, 1995
      and 1996 and June 30, 1997 .................            200            200            200            200
   Retained earnings .............................          7,556          7,292            709           --
                                                          -------        -------        -------        -------
                                                            7,756          7,492            909            200
                                                          -------        -------        -------        -------
                                                          $34,571        $37,799        $38,971        $38,971
                                                          =======        =======        =======        =======


   The accompanying notes are an integral part of these financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.

                               STATEMENT OF INCOME
                    (dollars in thousands, except share data)



                                                                                Six Months Ended
                                               Year Ended December 31,             June 30,
                                        -------------------------------    ------------------------
                                        1994        1995         1996          1996       1997
                                        ----        ----         ----          ----       ----
                                                                                 (unaudited)

Net sales .......................   $  86,376    $ 100,106    $ 109,319    $  44,979    $  53,657
Cost of sales (including buying
     and distribution costs) ....      54,690       63,344       69,195       28,738       33,961
                                    ---------    ---------    ---------    ---------    ---------
Gross margin ....................      31,686       36,762       40,124       16,241       19,696
Operating expenses:
   Store operating ..............      22,430       25,688       27,476       12,891       15,185
   General and administrative ...       3,472        3,826        5,565        2,742        3,369
   Pre-opening expense ..........         575         --            140          140          709
                                    ---------    ---------    ---------    ---------    ---------
Income from operations ..........       5,209        7,248        6,943          468          433
   Interest expense .............         639          841          700          357          330
   Interest (income) ............         (47)         (81)        (143)         (96)         (50)
                                    ---------    ---------    ---------    ---------    ---------
Income before income taxes ......       4,617        6,488        6,386          207          153
   State income tax expense .....          37           79           80           17            7
                                    ---------    ---------    ---------    ---------    ---------
Net income ......................   $   4,580    $   6,409    $   6,306    $     190    $     146
                                    =========    =========    =========    =========    =========


Pro forma and supplemental income
 data (unaudited) (Note 3):
Income before income taxes, as
   reported .....................   $   4,617    $   6,488    $   6,386    $     207    $     153
   Pro forma income tax provision       1,922        2,648        2,569           83           61
                                    ---------    ---------    ---------    ---------    ---------
Pro forma net income ............   $   2,695    $   3,840    $   3,817    $     124    $      92
                                    =========    =========    =========    =========    =========
Pro forma net income per share ..                             $    0.84                 $    0.02
                                                              =========                 =========
Pro forma weighted average shares
   outstanding.......................                         4,532,582                 4,532,582

Supplemental pro forma
     net income per share............                         $    0.68                 $    0.04
                                                              =========                 =========

Supplemental pro forma
     weighted average shares
     outstanding.....................                         6,187,078                 6,485,292


   The accompanying notes are an integral part of these financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (dollars in thousands)

                                                   Common             Retained
                                                    Stock             Earnings             Total
                                                   ------             --------             -----
Balance, December 31, 1993....................   $      200        $          (841)    $        (641)
Net income....................................           --                  4,580             4,580
Distributions to shareholders.................           --                    (24)              (24)
                                                 ----------        ----------------    --------------

Balance, December 31, 1994....................          200                  3,715             3,915
Net income....................................           --                  6,409             6,409
Distributions to shareholders.................           --                 (2,568)           (2,568)
                                                 ----------        ----------------    --------------

Balance, December 31, 1995....................          200                  7,556             7,756
Net income....................................           --                  6,306             6,306
Distributions to shareholders.................           --                 (6,570)           (6,570)
                                                 ----------        ----------------    --------------

Balance, December 31, 1996....................          200                  7,292             7,492
Unaudited:
Net income....................................           --                    146               146
Distributions to shareholders.................           --                 (6,729)           (6,729)
                                                 ----------        ----------------    --------------

Balance, June 30, 1997 (unaudited)............   $      200        $           709     $         909
                                                 ==========        ===============     =============

   The accompanying notes are an integral part of these financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.

                             STATEMENT OF CASH FLOWS
                             (dollars in thousands)

                                                                                                     Six Months Ended
                                                          Year Ended December 31,                        June 30,
                                                  --------------------------------------           --------------------
                                                  1994             1995             1996           1996            1997
                                                  ----             ----             ----           ----            ----
                                                                                                       (unaudited)

Cash flows from operating activities:
Net income    ........................          $4,580           $6,409           $6,306           $190            $146
   Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
         Depreciation and amortization. .          778              975            1,145            545             670
         Changes in assets and liabilities:
           Accounts receivable. . . . . .           (2)             (94)              12             65             (59)
           Inventories................          (4,759)          (3,028)          (1,596)            (1)         (5,295)
           Prepaid expenses and other
              current assets..........             165              (41)              31             41            (208)
           Accounts payable and
              accrued expenses........            (355)            (133)             656         (2,018)            (14)
           Other assets...............             (75)             (56)             (13)             3              (4)
           Other long-term liabilities             214              158              112             51             116
                                              --------         --------         --------      ---------        --------
Net cash provided by (used in)
      operating activities............             546            4,190            6,653         (1,124)         (4,648)
                                              --------         --------         --------        --------        --------
Cash flows (used in) investing activities:
   Capital expenditures...............          (1,678)            (853)          (2,251)          (894)         (1,789)
                                               --------        ---------         --------       --------        --------
Cash flows from financing activities:
   Proceeds from line of credit.......              --               --               --             --           4,875
   Proceeds from shareholders' loans..              --               --            3,500          3,500           3,705
   Proceeds from long-term debt.......          12,922            3,380               --             --              --
   Repayment of long-term debt........          (9,306)          (3,397)            (776)            (2)           (928)
   Distributions to shareholders......             (24)          (2,568)          (6,570)        (6,442)         (6,729)
                                             ----------          -------          -------        -------         -------
Net cash provided by (used in)
   financing activities...............           3,592           (2,585)          (3,846)        (2,944)            923
                                              --------           -------          -------        -------       --------

Net increase (decrease) in cash.......           2,460              752              556         (4,962)         (5,514)
Cash and cash equivalents
   at beginning of year...............           2,663            5,123            5,875          5,875           6,431
                                              --------          -------         --------        -------         -------
Cash and cash equivalents
   at end of year.....................         $ 5,123          $ 5,875          $ 6,431        $   913         $   917
                                               =======          =======          =======        =======         =======
Cash paid during the year for:
   Interest ..........................         $   639          $   838          $   709        $   357         $   330
                                               =======          =======          =======        =======         =======
   Income taxes.......................         $    30          $    41          $    82        $    79         $    30
                                               =======          =======          =======        =======         =======




   The accompanying notes are an integral part of these financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

1.       Operations

         A.C. Moore Arts & Crafts, Inc. became a holding company in July 1997 by incorporating in Pennsylvania and exchanging 4,300,000 shares of its common stock pro rata for all of the capital stock of A.C. Moore Incorporated held by its shareholders (the "Reorganization"). A.C. Moore Arts & Crafts, Inc. and its operating subsidiary, A.C. Moore Incorporated, are collectively referred to as the "Company." As of June 30, 1997, A.C. Moore Incorporated, a Delaware corporation formed in June 1984, operated a 21 store chain of retail arts and crafts stores in the mid-Atlantic and Northeast regions. Four of these stores were opened in 1997.

         The Company's Board of Directors approved an initial public offering of the Company's common stock. The Company intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "Offering"). The effects of the S Corporation distribution and a charge to recognize deferred income taxes are reflected in the unaudited pro forma balance sheet as of June 30, 1997 (see Note 3).

2.       Summary of Significant Accounting Policies

         Cash and cash equivalents. Cash and cash equivalents are stated at cost which approximates market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase.

         Concentration of credit risk. Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in highly liquid funds.

         Inventories. Inventories, which consist of general consumer merchandise held for sale, are stated at the lower of cost or market. The cost of store inventories is determined by the retail inventory method. Warehouse inventories are determined on a first-in, first-out basis.

         The Company includes as inventoriable costs certain indirect costs, principally purchasing, warehousing and distribution. Inventories at December 31, 1995 and 1996 include $607,000 and $986,000 of such costs, respectively.

         Property and equipment. Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Furniture, fixtures and equipment are depreciated over periods of five to seven years and leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. When property and equipment are retired or sold, the cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds from disposal, is reflected in income.

         Capitalized software costs. Purchased software and internally developed software costs are capitalized and amortized over the estimated economic life of the asset, generally five years.

                         A.C. MOORE ARTS & CRAFTS, INC.

Approximately $91,000, $131,000 and $85,000 of internally developed software costs were capitalized during 1994, 1995 and 1996, respectively.


         Long-lived assets. In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996, the Company adopted this statement on the basis of individual store level cash flows and determined that no impairment loss need be recognized for applicable assets of continuing operations.


         Income taxes. The Company utilizes the liability method of accounting for state income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

         The Company elected to be taxed under the S Corporation provisions of the Internal Revenue Code. Historically, the shareholders of the Company included their pro rata share of income or loss in their individual returns. A portion of the distributions to shareholders was related to their individual income tax liabilities, resulting from S Corporation taxable earnings. Effective with the completion of the Offering, the Company's S Corporation status will be converted to C Corporation status and the Company's subsequent earnings will be subject to corporate taxes (see Note 3).

         Lease acquisition fees. Lease acquisition fees are being amortized on a straight-line basis over the respective lease terms. No new lease acquisition fees were incurred for lease agreements entered into during the three years ended 1996.

         Store pre-opening expenses. Direct incremental costs incurred to prepare a store for opening are deferred until the quarter the store opens at which time such costs are fully charged to expense. Deferred pre-opening expenses were $45,000 at December 31, 1996. No such expense was deferred at December 31, 1995 or 1994.

                         A.C. MOORE ARTS & CRAFTS, INC.

         Advertising costs. The costs incurred for advertising are expensed the first time the advertising takes place and are offset by reimbursements received under cooperative advertising programs with certain vendors. Net advertising expense during 1994, 1995 and 1996 was $2,402,000, $2,808,000 and $2,985,000,
respectively.


         Accounting for stock-based compensation. In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued. This statement required the fair value of stock options and other stock-based compensation issued either to be recognized as compensation expense in the statement of income or to be disclosed as a pro forma effect on net income in the notes to the Company's financial statements. The Company will adopt SFAS 123 on a disclosure basis only and account for employee stock options utilizing the intrinsic value method prescribed by Accounting Principles Board Opinion No.25.


         Fair value of investments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of those instruments.

         The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

         Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the amount of revenues and expenses during the reporting period. Differences from those estimates, if any, are recorded in the period they become known.

         Interim financial information. The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim period and are prepared on the same basis as the audited annual financial statements.

3.       Pro Forma and Supplemental Information (Unaudited)

         Pro forma and supplemental net income per share. The computation of primary pro forma earnings per share is based on the weighted average number of outstanding common shares during the period plus common stock equivalents, if dilutive, consisting of certain shares subject to stock options (see Notes 9 and 12). Pursuant to the requirements of the Securities and Exchange Commission, common and common equivalents shares issued by the Company during the twelve month period immediately preceding the filing of the initial public offering have been included in the calculation of the shares used in computing net income per share as if they were outstanding for all periods presented, using the treasury stock method and an assumed initial public offering price of $13.00 per

                         A.C. MOORE ARTS & CRAFTS, INC.

share. Additionally, the weighted average number of outstanding common shares includes the effects of the incremental number of shares required to fund distributions to shareholders in excess of earnings for the preceding 12 months (including the estimated distribution of $50,000 to be paid from a portion of the net proceeds of the Offering). Historical net income per share data has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which is to occur in connection with the Offering.

         The supplemental pro forma net income per share is based on pro forma net income per share, increased to give effect to the reduction in interest costs of $198,000 for the six months ended June 30, 1997 and $420,000 for the year ended December 31, 1996 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company.

         Pro forma balance sheet information. The unaudited pro forma balance sheet reflects the S Corporation distribution of $50,000 and a charge associated with the provision for deferred income taxes of $659,000 which the Company will recognize upon its termination of S Corporation status assuming the termination had occurred at June 30, 1997.

         Pro forma taxes. Upon termination of its S Corporation status, the Company will be required to recognize deferred income taxes for cumulative temporary differences between income for financial and tax reporting purposes. Had the termination occurred at June 30, 1997, the cumulative deferred income tax liability, calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," would have approximated $659,000.

         The reconciliation between the effective pro forma income tax rate and the U.S. federal statutory rate is as follows:

                                                                                      Year Ended December 31,
                                                                                  -------------------------------
                                                                                  1994           1995        1996
                                                                                  ----           ----        ----
                                                                                           (in thousands)
      U.S. federal taxes at statutory rate...................................   $  1,570    $   2,206   $    2,171
      State and local taxes, net.............................................        330          421          393
      Other..................................................................         22           21            5
                                                                                --------    ---------   ----------
      Income tax provision...................................................   $  1,922    $   2,648   $    2,569
                                                                                ========    =========   ==========

      The pro forma deferred tax liability at June 30, 1997 is comprised as follows (in thousands):


      Depreciation...........................................................   $    569
      Other..................................................................         90
                                                                                 -------
      Total..................................................................   $    659
                                                                                 =======


                         A.C. MOORE ARTS & CRAFTS, INC.

4.       Property and Equipment

         Property and equipment consist of the following at:

                                                           December 31,
                                                       ---------------------
                                                       1995             1996
                                                       ----             ----
                                                           (in thousands)

         Furniture, fixtures and equipment ......... $5,650           $6,865
         Leasehold improvements ....................    563              664
         Equipment for future stores ...............     --              604
         Capitalized software costs ................    504              692
                                                     ------           ------
                                                      6,717            8,825
         Less: Accumulated depreciation and
              amortization .........................  2,709            3,711
                                                     ------           ------
                                                     $4,008           $5,114
                                                     ======           ======

5.       Leases

         The Company leases its retail stores, administrative offices and warehouse facilities under noncancelable operating leases. The lease for the administrative offices and distribution center has an initial lease term of six years with a six year renewal option. The Company also has short-term warehouse space with a one year initial lease term. Most store leases have an average initial term of ten years, with three five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. The pro rata portion of scheduled rent escalations has been included in other long-term liabilities in the accompanying balance sheet. For the years 1995 and 1996 the amount of accrued rent expense recognized over the amount paid was $158,000 and $140,000, respectively.

                         A.C. MOORE ARTS & CRAFTS, INC.

      Rent expense under operating leases consists of:

                                                  1994     1995     1996
                                                  ----     ----     ----
                                                        (in thousands)

      Minimum rentals .........................  $4,127   $4,739   $4,815
      Contingent payments .....................     157      200      244
                                                 ------   ------   ------
                                                 $4,284   $4,939   $5,059
                                                 ======   ======   ======

         In 1996, the Company entered into four leases for stores to open in 1997. During January and February 1997, the Company entered into four more leases. These stores will open later in 1997 or in 1998.

         Future minimum lease payments (including those for unopened stores) as of December 31, 1996 for noncancelable operating leases with terms in excess of one year are as follows (in thousands):

            1997 .........................................   $ 5,297
            1998 .........................................     6,285
            1999 .........................................     6,500
            2000 .........................................     6,422
            2001 .........................................     6,413
            Thereafter ...................................    26,340
                                                             -------
            Total minimum future rentals .................   $57,257
                                                             =======

6.       Long-Term Debt

         Long-term debt consists of the following:

                                                                   December 31,
                                                                 --------------
                                                                 1995      1996
                                                                 ----      ----
                                                                 (in thousands)
         Term loan and revolving line of credit (monthly
            interest payable at LIBOR plus 2%) ...............  $9,284   $8,510
         Equipment loans .....................................       2       --
                                                                ------   ------
                                                                 9,286    8,510
         Less: Current maturities ............................     776    1,857
                                                                ------   ------
         Total long-term debt ................................  $8,510   $6,653
                                                                ======   ======

         The Company's revolving line of credit matured on July 1, 1996, at which time the outstanding balance was converted to a term loan payable in sixty monthly installments commencing on August 1, 1996. The loan is collateralized by all of the Company's assets and contains certain financial and restrictive covenants including limitations on incurring other debt and on dividends and

                         A.C. MOORE ARTS & CRAFTS, INC.

distributions to the shareholders. The Company also has a $6,000,000 operating line of credit maturing on April 30, 1997 (see Note 11). There were no amounts outstanding under the operating line of credit at December 31, 1996 and 1995. The loans bear elective interest rates which vary based on the bank's base rate or LIBOR (or a fixed rate based upon five-year Treasury securities for the term loan). At December 31, 1995 and 1996 the rate of interest on the Company's outstanding bank debt was 8.5% and 7.8%, respectively.

         Aggregate annual principal payments on long-term debt for five years subsequent to December 31, 1996, are (in thousands):

               1997  ...................................   $1,857
               1998  ...................................    1,857
               1999  ...................................    1,857
               2000  ...................................    1,856
               2001  ...................................    1,083
                                                           ------
                                                           $8,510
                                                           ======

7.       Loans From Shareholders - Subordinated

         The loans from shareholders are subordinated to the bank loans and are classified by the bank as part of the Company's equity in determining the net worth for financial debt covenant calculations. The loans, which are non-interest bearing, are payable to the shareholders upon their written request for payment, subject to the subordination provisions. The shareholders agreed not to demand payment of the loans on or before June 30, 1998, except upon the date of the Company's completion of initial public offering or consummation of a refinancing on a long-term basis.

8.       Income Taxes

         The Company is an S Corporation for federal and state tax purposes and accordingly the taxes related thereto are substantially the responsibility of the shareholders individually. Current and deferred taxes have been provided in the financial statements for the States of New Jersey and New York corporate-level tax on S Corporations, which rates are approximately 2%. The effective tax rates differ from the statutory rates principally because of the effects of certain permanent differences and apportionment ratios (see Note 3).

9.       Stock Option

         On February 28, 1995, in recognition of financial consulting services, the Company granted a Board member an option to purchase 64,500 shares of common stock, representing a 1.5% ownership interest in the Company. The option, which expires February 28, 2005, has an exercise price of $4.66. The Company utilized the Black-Scholes option-pricing model to estimate the fair value of the option. The fair value of the option did not materially impact the results of operations over the periods benefitted.

                         A.C. MOORE ARTS & CRAFTS, INC.

10.      Commitments and Contingencies

         The Company is not a party to any material legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, operating results or cash flows of the Company.

11.      Subsequent Events

         Shareholder Distribution. During 1997, the Company declared distributions to the shareholders for the payment of taxes of $3,204,000. In March 1997, the Company distributed $3,705,000 which was contemporaneously loaned back to the Company.

         Loan Agreement. On January 23, 1997, the Company entered into a new Loan Agreement with KeyBank which refinanced the term loan and provided two revolving lines of credit along with an operating line of credit. The agreement is collateralized by all of the Company's assets and contains certain financial and restrictive covenants including limitations on incurring other debt and on dividends and distributions to the shareholders. The two revolving lines of credit in the amounts of $3,200,000 and $5,000,000 are available solely for costs associated with opening new stores and related inventory purchases. The $3,200,000 revolving line of credit is presently available to the Company until December 31, 1998, at which time the Company may elect to convert the line to a 60-month term loan maturing on December 31, 2003. The $5,000,000 revolving line of credit is available to the Company providing the Company is meeting the performance measurements, such as no event of default and certain covenant compliance, and will remain available until December 31, 1998, at which time the Company may elect to convert the line to a 60-month term loan maturing December 31, 2003. The $16,000,000 operating line of credit is available to the Company solely for working capital purposes; $9,000,000 is currently available, and $7,000,000 will be made available to the Company on March 31, 1998 upon achievement of certain performance measurements. The agreement bears elective interest rates which vary based upon the bank's base rate or LIBOR. Currently the Company is paying 1.5% over LIBOR. The Company is required to pay an annual commitment fee of 0.125% on the unused portion of the lines of credit.

         Reorganization. The Company effected a Reorganization of its corporate structure on July 18, 1997 (see Note 1). The new corporate entity, A.C. Moore Arts & Crafts, Inc., has authorized capital stock of 20,000,000 common shares and 5,000,000 shares of undesignated preferred stock. The Company may issue preferred stock in one or more series by vote of its Board of Directors having the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences approved by the Board of Directors.

         All amounts in the financial statements have been restated to reflect the Reorganization.

                         A.C. MOORE ARTS & CRAFTS, INC.

12.      Subsequent Event (Unaudited)


         Stock Incentive Plan. The Company's Employee, Director and Consultant Stock Option Plan (the "1997 Plan"), pursuant to which 1,000,000 shares of common stock may be granted, was adopted by the Company's Board of Directors in July 1997 for the purpose of securing for the Company and its shareholders the benefits arising from the ownership of Company stock options by key employees and non-employee directors who are expected to contribute to the Company's future growth and success. On July 22, 1997, options to purchase 444,500 shares of common stock were granted under the 1997 Plan at an exercise price per share of $9.00. On September 15, 1997, the Company amended the 1997 Plan to permit the exercise of options granted under the 1997 Plan without regard to whether the Company has completed an initial public offering. The Company's estimated fair value on the date the 1997 Plan was amended (measurement date) was $10.20. The options granted to date under the 1997 Plan vest one-third in 1998, one-third in 1999 and one-third in 2000. Accordingly, the Company will record aggregate compensation expense of approximately $533,000 spread ratably over the three-year vesting period.

(Photographs depicting the following scenes are included on the inside back cover of the Prospectus:

     Interior pictures of the following areas:

     -    cash registers
     -    cake making
     -    artist supplies - paint
     -    artist supplies - sketchpads)

==============================================================    ============================================================


No person has been authorized in connection with the offering
made hereby to give any information or to make any                                      2,700,000 SHARES
representation not contained in this Prospectus, and if given or made, such information or representation must not be relied
upon as having been authorized by the Company or any
Underwriter.   This Prospectus does not constitute an offer to
sell or a solicitation of any offer to buy any of the securities                             [LOGO]
offered hereby to any person or by anyone in any jurisdiction in
which it is unlawful to make such offer or solicitation.   Neither
the delivery of this Prospectus nor any sale made hereunder
shall, under any circumstances, create any implication that the
information contained herein is correct as of any date                           A.C. Moore Arts & Crafts, Inc.
subsequent to the date hereof.
                                                                                          COMMON STOCK
                      -------------------

                       TABLE OF CONTENTS

                      -------------------
                                                          Page
                                                          ----
Prospectus Summary...........................................3
Risk Factors.................................................7
Use of Proceeds.............................................12
Dividend Policy and Prior S Corporation Status............. 13
Capitalization..............................................14
Dilution....................................................15                            ----------
Selected Financial and Operating Data.......................16
Management's Discussion and Analysis of                                                   PROSPECTUS
   Financial Condition and Results of Operations............18
Business....................................................28                            ----------
Management..................................................40
Certain Transactions........................................47
Principal Shareholders......................................48
Description of Capital Stock................................49
Shares Eligible for Future Sale.............................53
Underwriting................................................54
Legal Matters...............................................56
Experts.....................................................56
Additional Information......................................56
Index to Financial Statements............................. F-1


         Until                , 1997, (25 days after the date                            BT ALEX. BROWN
of this Prospectus) all dealers effecting transactions in the
Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus.
This is in addition to the obligation of dealers to deliver a                        JANNEY MONTGOMERY SCOTT INC.
Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                                                                                      , 1997

==============================================================    ============================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Other Expenses of Issuance and Distribution.

    The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered, all of which will be paid solely by the Company.



SEC Registration Fee*.......................................        $ 13,173
NASD Filing Fee*............................................           4,847
NASDAQ Listing Fee*.........................................          35,000
Printing, Engraving and Mailing Expenses ...................         125,000
Legal Fees and Expenses.....................................         200,000
Accounting Fees and Expenses................................         200,000
Transfer Agent Fees and Expenses............................           5,000
Blue Sky Fees and Expenses..................................           5,000
Miscellaneous...............................................          61,980
                                                                ------------
           TOTAL............................................        $650,000
                                                                ============


-------------
* Exact; all other fees and expenses are estimates

Item 14.          Indemnification of Directors and Officers.

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under
Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of indemnity for the expenses that the court deems proper.

         Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

         Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to Subchapter 17D of the BCL.

         Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         For information regarding provisions under which a director or officer of the Company may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to the Company's Articles of Incorporation and Bylaws, copies of which are filed as Exhibits 3.1 and 3.2, respectively, which provide in general that the Company shall indemnify its officers and directors to the fullest extent authorized by law.

         Reference is also made to Section 8 of the Underwriting Agreement as filed as Exhibit 1 to this Registration Statement.

Item 15.          Recent Sales of Unregistered Securities.

         None.

Item 16.          Exhibits and Financial Statements

         (a)      Exhibits:

     Exhibit Number            Description
     --------------            -----------

             1.1               Form of Underwriting Agreement*

             3.1               Articles of Incorporation*

             3.2               Bylaws*

             4.1               Specimen of Common Stock Certificate*

             5.1               Opinion of Blank Rome Comisky & McCauley*

            10.1               1997 Employee, Director and Consultant Stock Option Plan*

            10.2               Form of Stock Option Award Agreement*

            10.3               Loan Agreement, dated January 23, 1997, between the Company and
                               KeyBank National Association*

            10.4               Correspondence reflecting option granted to Richard Lesser*

            10.5               Tax Indemnification Agreement, dated July 22, 1997, among the
                               Company, John E. Parker and William Kaplan*

            10.6               Lease, dated August 14, 1995, between Freeport 130, L.L.C. and
                               A.C. Moore, Inc.*

            10.7               Shareholders Loan Agreement dated December 30, 1990 between
                               A.C. Moore, Inc.*

            10.8               Amendment to Shareholders Loan Agreement dated July 22, 1997 by and among A.C. Moore Incorporated, William Kaplan and John E. Parker*

            11.1               Computation of pro forma net income per share*

            11.2               Computation of supplemental pro forma net income per share*

            21.1               Subsidiaries of the Company*

            23.1               Consent of Price Waterhouse LLP*

            23.2               Consent of Blank Rome Comisky & McCauley (See Exhibit 5.1)*

            23.3               Consent of Hobby Industry Association

            24.1               Power of attorney (included on signature page)*

            27.1               Financial Data Schedule*

-------------------
* Previously filed.

     (b) No financial statement schedules are filed as part of this Registration Statement.



Item 17.  Undertakings.

          (a) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed as the initial bona fide offering of those securities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blackwood, State of New Jersey on October 6, 1997.

                                   A.C. MOORE ARTS & CRAFTS, INC.

                                   By:    /s/ John E. Parker
                                      -----------------------------------------
                                          John E. Parker, President,
                                          Chief Executive Officer and Director
                                          (Duly Authorized Officer)



         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the dates stated.


              SIGNATURE                                    CAPACITY                            DATE
--------------------------------------  ---------------------------------------------- -----------------------


 /s/ John E. Parker                     President, Chief Executive Officer, and         October 6, 1997
--------------------------------------  Director (Principal Executive Officer)
John E. Parker

 /s/ Leslie H. Gordon                   Senior Vice President and Chief Financial       October 6, 1997
--------------------------------------  Officer (Principal Financial and Accounting
Leslie H. Gordon                        Officer)

                   *                    Chairman of the Board                           October  , 1997
--------------------------------------
William Kaplan

                   *                    Director                                        October  , 1997
--------------------------------------
Patricia A. Parker

                   *                    Director                                        October  , 1997
--------------------------------------
Richard Lesser

                   *                    Director                                        October  , 1997
--------------------------------------
Richard J. Bauer

                   *                    Director                                        October  , 1997
--------------------------------------
Richard J. Drake


By: /s/ John E. Parker                                                                  October 6, 1997
   -----------------------------------
      John E. Parker, Attorney-In-Fact



                                  EXHIBIT INDEX


  Exhibit
  Number                   Description
  ------                   -----------

        1.1                Form of Underwriting Agreement*

        3.1                Articles of Incorporation*

        3.2                Bylaws*

        4.1                Specimen of Common Stock Certificate*

        5.1                Opinion of Blank Rome Comisky & McCauley*

       10.1                1997 Employee, Director and Consultant Stock Option Plan*

       10.2                Form of Stock Option Award Agreement*

       10.3                Loan Agreement, dated January 23, 1997, between the Company and
                           KeyBank National Association*

       10.4                Correspondence reflecting option granted to Richard Lesser*

       10.5                Tax Indemnification Agreement, dated July 22, 1997, among the Company,
                           John E. Parker and William Kaplan*

       10.6                Lease, dated August 14, 1995, between Freeport 130, L.L.C. and A.C.
                           Moore, Inc.*

       10.7                Shareholders Loan Agreement dated December 30, 1990 between A.C. Moore
                           Incorporated, William Kaplan and John E. Parker*

       10.8                Amendment to Shareholders Loan Agreement dated July 22, 1997 by and among A.C. Moore Incorporated, William Kaplan and John E. Parker*

       11.1                Computation of pro forma net income per share*

       11.2                Computation of supplemental pro forma net income per share*

       21.1                Subsidiaries of the Company*

       23.1                Consent of Price Waterhouse LLP*

       23.2                Consent of Blank Rome Comisky & McCauley (See Exhibit 5.1)

       23.3                Consent of Hobby Industry Association

       24.1                Power of attorney (included on signature page)*

       27.1                Financial Data Schedule*

----------------
* Previously filed.